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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                        American Freightways Corporation
                           (Name of Subject Company)

                        American Freightways Corporation
                      (Names of Persons Filing Statement)

                          Common Stock Par Value $.01
                         (Title of Class of Securities)

                               ----------------

                                   02629V108
                     (CUSIP Number of Class of Securities)

                                  Frank Conner
                        American Freightways Corporation
                               2200 Forward Drive
                               Harrison, AR 72601
                                  870-741-9000

     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:
                              Jeffrey J. Gearhart
                               Goodloe M. Partee
                                Holly L. Larkin
                                 Kutak Rock LLP
                            425 West Capitol Avenue
                                   Suite 1100
                             Little Rock, AR 72201
                                  501-975-3000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is American Freightways Corporation, an Arkansas corporation (the "Company"). The address of the principal executive offices of the Company is 2200 Forward Drive, Harrison, Arkansas 72601. The telephone number of the principal executive offices of the Company is (870) 741-9000.

   The title of the class of securities to which this Statement relates is the common stock of the Company, $.01 par value (the "Shares"). As of November 10, 2000, there were 32,521,705 Shares outstanding, and 2,717,510 Shares issuable upon exercise of outstanding stock options.

Item 2. Identity and Background of Filing Person.

   The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

   This Statement relates to the offer by FDX, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of FedEx Corporation, a Delaware corporation ("FedEx"), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and FedEx (the "Schedule TO") with the Securities and Exchange Commission (the "SEC") on November 20, 2000, to purchase up to 50.1% (the "Maximum Amount") of the outstanding Shares and associated rights at a purchase price of $28.13 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2000 and filed as Exhibit (a)(1) to the Schedule TO (the "Offer to Purchase"). The Offer to Purchase and the related Letter of Transmittal, as they may be amended and supplemented from time to time, together constitute the "Offer".

   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 12, 2000, among FedEx, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable after consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the General Corporation Law of the State of Delaware and the Arkansas Business Corporation Act of 1987 ("ABCA"), the Company will be merged with and into the Purchaser (the "Merger"). Following the effective time of the Merger (the "Effective Time"), Purchaser will continue as the surviving corporation (the "Surviving Corporation").

   In the Merger, each of the Shares issued and outstanding immediately prior to the Effective Time (other than Shares held by Purchaser, FedEx or any other subsidiary of FedEx, which Shares shall be canceled and retired, and other than the Shares, if any, held by shareholders who have properly demanded and perfected their dissenter's rights under Arkansas Code Annotated Section 4-27-1301 et seq.) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be converted into the right to receive the number of shares of FedEx common stock, par value $.10 per share ("FedEx Common Stock"), determined by dividing $28.13 by the market price per share of FedEx common stock, defined as the average closing price per FedEx share on the New York Stock Exchange (the "NYSE") for the 10 trading days selected by FedEx and the Company by lot out of 20 trading days ending on and including the fifth trading day prior to the Effective Time of the Merger.

   As set forth in the Schedule TO, the address of the principal executive offices of FedEx and Purchaser is 942 South Shady Grove Road, Memphis, Tennessee.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Certain contracts, agreements, arrangements or understandings between the Company or its affiliates with certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Schedule 14f-1 (the "Information Statement") that is attached as Annex I and is incorporated herein by reference. Except as described or referred to in this Schedule 14D-9 and in Annex I, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates; or (ii) FedEx or the Purchaser, or their respective officers, directors or affiliates.

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   In considering the recommendation of the Board of Directors of the Company
(the "Company Board") set forth in Item 4 below, the Company's shareholders should be aware that certain members of the Company's management and certain members of the Company's Board of Directors have interests in the Offer and the Merger, which are described herein and in Annex I hereto and which may present them with certain conflicts of interest. The Board of Directors is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

 THE MERGER AGREEMENT

   A summary of the material provisions of the Merger Agreement is set forth below. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as an exhibit to the Company's Form 10-Q filed with the SEC on November 14, 2000 and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement.

  The Offer

   The Merger Agreement provides for the making of the Offer. The Offer is subject to the conditions described in "Conditions to the Offer", including, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) a number of Shares representing 50.1% of the total number of Shares outstanding (the "Minimum Condition") and
(ii) any waiting periods under applicable antitrust laws having expired or been terminated. The Offer is also subject to other conditions. Subject to the provisions of the Merger Agreement, Purchaser may waive, in whole or in part at any time or from time to time, any condition to the Offer; provided that without the prior written consent of the Company Purchaser cannot make any change that changes the form of consideration to be paid in the Offer or the Merger, decreases the price per Share, increases the Minimum Condition or the Maximum Amount, imposes additional conditions to the Offer or amends any term or any condition to the Offer in a manner materially adverse to the holders of the Shares.

   Purchaser has the right, without the consent of the Company, to waive the Minimum Condition and extend the Offer (i) from time to time if, at the scheduled or extended expiration date of the Offer, any of the conditions to the Offer have not been satisfied or waived (until such conditions are satisfied or waived) for a number of days not to exceed 60 in the aggregate and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC applicable to the Offer or any period required by applicable law.

   "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, December 21, 2000, unless Purchaser extends the period of time for which the Offer is open under the terms set forth in the Merger Agreement, in which event "Expiration Date" means the latest time and date at which the Offer, as so extended, shall expire.

  Recommendation

   The Company Board has unanimously (i) determined that each of the Merger Agreement, the Offer and the Merger is fair to, and in the best interest of, the holders of Shares, (ii) approved the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger and
(iii) resolved to recommend that the shareholders of the Company who desire to receive cash for their Shares accept the Offer and tender their Shares and that, following consummation of the Offer, the shareholders of the Company adopt the Merger Agreement and vote in favor of the Merger.

   The Company's financial advisor, Credit Suisse First Boston Corporation, and, as a consequence of a merger of Donaldson, Lufkin and Jenrette Securities Corporation ("DLJ") with an affiliate of Credit Suisse First Boston Corporation in November 2000, its affiliate DLJ ("CSFB"), has delivered to the Company Board its opinion dated November 12, 2000, to the effect that, as of such date, and based on and subject to the matters stated in the opinion, the consideration to be received by holders of Shares in the Offer and in the Merger is fair from a financial point of view to those shareholders. The full text of the opinion, including the assumptions made, matters considered and limits on the review undertaken, is attached as Annex II.

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  The Merger

   The Merger Agreement provides that as soon as practicable after the purchase of the Shares pursuant to the Offer, the approval of the Merger Agreement by the Company's shareholders and the satisfaction or waiver of the other conditions to the Merger, the Company will be merged with and into Purchaser, and Purchaser will be the Surviving Corporation.

   Pursuant to the Merger Agreement, each Share outstanding at the Effective Time (other than Shares owned by FedEx or any of its subsidiaries or by the Company as treasury stock, all of which will be cancelled, and other than Shares that are held by shareholders, if any, who properly exercise their dissenters' rights under the ABCA) will be converted into the right to receive that number of shares of FedEx Common Stock (rounded to the nearest ten-thousandth of a share) determined by dividing $28.13 by the market price per share of FedEx Common Stock. The "market price" per share of FedEx Common Stock is the average closing price per share of FedEx Common Stock on the NYSE at the end of the regular session as reported on the Consolidated Tape, Network A for the ten trading days selected by FedEx and the Company by lot out of the 20 trading days ending on and including the fifth trading day prior to the Effective Time. Shareholders who perfect their dissenters' rights under the ABCA will be entitled to the amounts determined pursuant to such proceedings.

  Employee Stock Options

   At or immediately prior to the Effective Time, (1) each employee stock option or director stock option to purchase Shares outstanding under any stock option plan of the Company, whether or not vested or exercisable (each, a "Company Option") will, by virtue of the Merger and without any further action on the part of any holder thereof, be assumed by FedEx and deemed to constitute an option (each, a "FedEx Option") to acquire, on the same terms and conditions as were applicable under such Company Option, the same number of shares of FedEx Common Stock as the holder of such Company Option would have been entitled to receive had such holder exercised such Company Option in full immediately prior to the Effective Time (rounded to the nearest whole number), at a price per share (rounded down to the nearest whole cent) equal to (x) the aggregate exercise price for the Shares otherwise purchasable pursuant to such Company Option divided by (y) the number of whole shares of FedEx Common Stock purchasable pursuant to the FedEx Option in accordance with the foregoing, (2) each share appreciation right issued under any stock option plan of the Company (each, an "SAR") shall be terminated and payment therefor shall be made in accordance with the terms of such plan and (3) FedEx shall assume the obligations of the Company under the stock option plans of the Company, each of which will continue in effect after the Effective Time, and all references to the Company in such plans, and any option granted thereunder, will be deemed to refer to FedEx, where appropriate. The other terms of each such Company Option, and the plans under which they were issued, shall continue to apply in accordance with their terms.

   Prior to the Effective Time, the Company will (i) obtain any consents from holders of Company Options and (ii) make any amendments to the terms of such stock option plans of the Company that, in the case of either clauses (i) or
(ii), are necessary or appropriate to give effect to the above transactions; provided, however, that lack of consent of any holder of a Company Option will in no way affect the obligations of the parties to consummate the Merger. Prior to the Effective Time, the Company will take such actions and make any amendments to the Company's stock option plans necessary or appropriate to cause the Company Options outstanding thereunder to (x) not terminate at the Effective Time, (y) continue to remain outstanding and vest in accordance with their terms and (z) in the case any holder of such Company Options ceases to be a director for any reason, expire in accordance with their respective terms without regard to any provisions in the plans which provide for an earlier expiration date.

   At or prior to the Effective Time, FedEx will take all corporate action necessary to reserve for issuance a sufficient number of shares of FedEx Common Stock for delivery upon exercise of the FedEx Options. At or prior to the Effective Time, FedEx will file a registration statement on Form S-8, with respect to the shares of FedEx Common Stock subject to such FedEx Options.


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   Neither FedEx nor the Surviving Corporation will assume or substitute equivalent options under the Company's 1999 Employee Stock Purchase Plan (the "ESPP"). Accordingly, pursuant to Section 19(c) of the ESPP, as of the 15th day prior to the Effective Time, the Offering Period (as defined in the ESPP) then in progress under the ESPP will terminate. The Company will notify each participant in the ESPP in writing of the New Exercise Date (as defined in the ESPP) for such Offering Period. All Shares purchased under the ESPP and outstanding as of the Effective Time will be treated in the same manner as other Shares outstanding as of the Effective Time. The Offering Period ending as of the 15th day prior to the Effective Time will be the final Offering Period under the ESPP and the ESPP will be terminated as of the Effective Time.

  Representations and Warranties

   Pursuant to the Merger Agreement, the Company has made customary representations and warranties to us and to FedEx, including representations relating to its organization and qualification and subsidiaries; its articles of incorporation and bylaws; capitalization; corporate authorizations; absence of conflicts; required filings and consents; compliance with laws; SEC filings; financial statements; absence of certain changes or events (including any material adverse effect on the financial condition, business, assets or results of operations of the Company); absence of undisclosed liabilities; litigation; employee benefit plans; tax matters; intellectual property; environmental matters; insurance and other matters.

   Certain of the Company's representations and warranties are qualified as to "materiality" or "Material Adverse Effect." When used in connection with the Company or any of its subsidiaries, the term "Material Adverse Effect" means any effect that would be materially adverse to the financial condition, business, assets or results of operations of the Company and its subsidiaries taken as a whole. In certain instances in the Merger Agreement, "Material Adverse Effect" excludes any effects, resulting events, occurrences, or developments (i) relating to, arising from or caused by (x) the economy or securities markets in general, or (y) the LTL segment of the transportation industry in general or (ii) arising from or caused by the announcement or pendency of the Merger Agreement or the transactions contemplated thereby.

   Pursuant to the Merger Agreement, FedEx has made customary representations and warranties to the Company, including representations relating to its corporate organization; authority relative to the Merger Agreement; absence of conflicts; financial statements; finders fees and other matters.

  Covenants of the Company

   Pursuant to the Merger Agreement, the Company has agreed to comply with various covenants.

   Conduct of the Company. Prior to the Effective Time, except as expressly permitted by the Merger Agreement, the Company and its subsidiaries will conduct business in the ordinary course consistent with past practices, and the Company will not and will not permit its subsidiaries to, among other things:

     (a) amend its organizational documents;

     (b) make changes in its capital structure;

     (c) merge or consolidate, or make material acquisitions or dispositions;

     (d) pay dividends;

     (e) issue additional shares of capital stock or rights to acquire capital stock or amend the terms of any existing equity securities;

     (f) repurchase or redeem its capital stock;

     (g) incur additional indebtedness, except indebtedness in an aggregate principal amount not in excess of $15 million incurred in the ordinary course of business on terms consistent with past practices;

     (h) enter into any contract, except contracts entered into in the ordinary course of business on terms consistent with past practice and so long as the aggregate amount of payments to be made under any single contract does not exceed $700,000 in any fiscal year or $10 million during the term of such contract;

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     (i) make any capital expenditures, except capital expenditures for the
  2000 fiscal year set forth in the Company's capital expenditures budget for the 2000 fiscal year and capital expenditures for subsequent periods in amounts and at times consistent with the Company's capital expenditures budget for the 2000 fiscal year;

     (j) create or incur any liens other than in the ordinary course of business consistent with past practices;

     (k) make any loan, advance, capital contributions or investments except to wholly-owned subsidiaries in the ordinary course of business consistent with past practices;

     (l) grant any severance or termination pay (except for routine severance payments granted to employees other than officers and directors in the ordinary course of business consistent with past practice and not exceeding
  (x) $75,000 in the aggregate with respect to any single employee and (y) $300,000 in the aggregate with respect to all employees); increase benefits payable under any existing severance or termination pay policies or employment agreements; enter into any employment, deferred compensation or other similar agreement; establish, adopt or amend (except as required by applicable law) any collective bargaining, bonus, compensation, option or other benefit plan; or increase compensation, bonus or other benefits payable to any officer, director or employee (other than in the ordinary course of business consistent with past practice);

     (m) take any action to consummate the Company's proposed royalty/financing company restructuring;

     (n) grant any option pursuant to any director or employee stock option plan or accelerate the vesting of any options under such plans; or

     (o) take any action that would cause a representation or warranty of the Company contained in the Merger Agreement to be inaccurate.

   Company Shareholder Meeting. The Company will cause a meeting of its shareholders to be duly called and held as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger.

   Recommendations. Except as provided in the next sentence, the Company Board will recommend that all shareholders of the Company who desire to receive cash for their Shares tender their Shares in the Offer and that, following acceptance for payment of the Shares pursuant to the Offer, the shareholders of the Company approve the Merger. The Company Board is permitted to withdraw, or modify in a manner adverse to FedEx, its recommendation to its shareholders, and approve or recommend an Acquisition Proposal (as defined below), if (i) the Company has complied with the terms of the "No Solicitation" covenant below,
(ii) the Company Board, based on the advice of its outside legal counsel, determines in good faith by a majority vote that failure to take such action would be reasonably likely to be inconsistent with fulfilling its fiduciary duties under applicable law and (iii) the Acquisition Proposal is a Superior Proposal. "Acquisition Proposal" means, other than the transactions contemplated by the Merger Agreement, any Third Party offer or any proposal or inquiry relating to, or any Third Party indication of interest in, (1) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company and its subsidiaries or over 20% of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company, (2) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company,
(3) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company or (4) solely for purposes of the provisions described in the "No Solicitation" covenant below, any other transaction the consummation of which would reasonably be likely to impede, interfere with, prevent or materially delay the Offer or Merger or that would reasonably be likely to dilute materially the benefits to FedEx of the transactions

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contemplated by the Merger Agreement. "Third Party" means any person as defined in Section 13(d) of the Exchange Act, other than FedEx or any of its affiliates. "Superior Proposal" means any bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding Shares on terms that the Company Board determines in good faith by a majority vote, on the basis of the advice of a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable to the Company and all the Company's shareholders than as provided under the Merger Agreement and is reasonably likely to be completed, taking into account all legal, financial, regulatory and other aspects of the proposal and the third party making the proposal available to the Company Board.

   No Solicitation. The Merger Agreement provides that neither the Company nor any of its subsidiaries will, or will authorize or permit any of their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, or (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries.

   Notwithstanding the foregoing, the Company Board may, prior to the approval and adoption of the Merger Agreement by the shareholders of the Company, (i) engage in negotiations or discussions with any Third Party that has made a Superior Proposal, (ii) furnish to such Third Party nonpublic information relating to the Company or any of its subsidiaries pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the confidentiality agreement between FedEx and the Company, (iii) following receipt of such Superior Proposal, take and disclose to its shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise make disclosure to them, (iv) following receipt of such Superior Proposal, fail to make, withdraw, or modify in a manner adverse to FedEx its recommendation to its shareholders and/or (v) take any non-appealable, final action ordered to be taken by the Company by any court of competent jurisdiction, but in the cases described in clauses (i) through
(iv), only if the Company Board determines in good faith by a majority vote, on the basis of advice from Kutak Rock LLP, outside legal counsel to the Company, that its failure to take such action would be reasonably likely to be inconsistent with fulfilling its fiduciary duties under applicable law, and only so long as prior to taking any of these actions the Company has delivered to FedEx a prior written notice advising FedEx that it intends to take such action, and the Company continues to advise FedEx after taking such action.

   Reorganization Matters. Neither the Company nor any of its subsidiaries will take any action that would reasonably be likely to prevent the Merger from qualifying as a reorganization under Section 368 of the Code and, prior to the Effective Time, the Company and its subsidiaries will use their reasonable best efforts to cause the Merger to so qualify.

   Covenants of FedEx

   Pursuant to the Merger Agreement, FedEx has agreed to comply with various covenants.

   Conduct of FedEx. Prior to the Effective Time, except as expressly permitted by the Merger Agreement, FedEx and its subsidiaries will conduct business in the ordinary course consistent with past practices, and FedEx will not:

     (i) amend its organizational documents; or

     (ii) take any action that would cause a representation or warranty of FedEx contained in the Merger Agreement to be inaccurate.

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   FedEx's Obligations. FedEx will take all action necessary to cause the
Purchaser to perform its obligations under the Merger Agreement and to consummate the Merger on the terms and conditions set forth in the Merger Agreement.

   Voting of Shares. FedEx has agreed to vote all Shares beneficially owned by it or any of its subsidiaries in favor of approval and adoption of the Merger Agreement, the Merger and any related actions at the Company shareholder meeting, and at any adjournment.

   Director and Officer Liability. FedEx will cause the Surviving Corporation to indemnify the present and former officers and directors of the Company (each an "Indemnified Person") in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent provided under the Company's articles of incorporation and bylaws in effect on the date of the Merger Agreement, subject to any limitation imposed from time to time under applicable law. For six years after the Effective Time, the Surviving Corporation will provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each Indemnified Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement. In satisfying this obligation, the Surviving Corporation will not be obligated to pay premiums in any one year in excess of 200% of the amount per annum the Company paid in its last full fiscal year.

   Form S-4. FedEx will promptly prepare and file with the SEC a registration statement on Form S-4 (the "Form S-4") and will use its reasonable best efforts to cause the Form S-4 to be declared effective by the SEC as promptly as practicable.

   Stock Exchange Listing. FedEx will use its reasonable best efforts to cause the shares of FedEx Common Stock to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance.

   Employee Matters. FedEx will cause the Surviving Corporation to provide to the employees of the Surviving Corporation and its subsidiaries, for a period of at least two years after the Effective Time, benefits (excluding stock or other equity-based compensation) that are no less favorable in the aggregate than the benefits currently being provided by the Company and its subsidiaries, subject to applicable law.

   The Surviving Corporation will also assume, honor and perform the provisions of the Company's Director Compensation Health Benefit Plan for each director of the Company. This plan provides that retired members of the Company's Board of Directors and their dependents will be provided the opportunity to purchase health insurance, at the director's expense (at COBRA rates) under the company's health care plan from the beginning of their retirement until they reach the age of 65 or they are covered by Medicare.

   Reorganization Matters. Neither FedEx nor any of its subsidiaries will take any action that would reasonably be likely to prevent the Merger from qualifying as a reorganization under Section 368 of the Code and, prior to the Effective Time, FedEx and its subsidiaries will use their reasonable best efforts to cause the Merger to so qualify.

   Mutual Covenants of FedEx and the Company

   Pursuant to the Merger Agreement, FedEx and the Company have agreed to comply with various mutual covenants.

   Reasonable Best Efforts. The Company and FedEx have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement including taking all actions necessary to cause the expiration or termination of the waiting period under the HSR Act. However, FedEx is not required, in doing so, to divest or hold separate any business or assets of the Company or FedEx.

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   Certain Filings. The Company and FedEx have agreed to cooperate with one another in connection with the preparation of the proxy or information statement of the Company (the "Company Proxy Statement"), the Form S-4, the Schedule TO, the Schedule 14D-9 and in determining whether any other actions or filings or consents are necessary in connection with the transactions contemplated by the Merger Agreement.

   Public Announcements. The Company and FedEx have agreed to consult with each other regarding timing and content before issuing any press release or making any public statement with respect to the Merger Agreement, except as may be required by applicable law or any listing agreement with any national securities exchange.

   Confidentiality. The Merger Agreement contains customary provisions requiring FedEx and the Company to maintain confidential documents and information received in connection with the transactions contemplated by the Merger Agreement, and to provide each other with access to properties, books and records.

   Notices. FedEx and the Company have agreed to notify each other promptly of any notices or communications received from any governmental or regulatory agency or authority in connection with the transactions contemplated by the Merger Agreement and of certain other events.

   Conditions to the Offer

   Notwithstanding any other provision of the Offer, the Purchaser is not required to accept for payment or pay for any Shares, and the Purchaser may terminate the Offer, if:

     (1) prior to the expiration date of the Offer, the Minimum Condition has not been satisfied, or the waiting period applicable to the Offer under the HSR Act or any other laws, rules and regulations in foreign jurisdictions governing antitrust or merger control matters (if any) shall not have expired or been terminated; and

     (2) at any time on or after November 12, 2000 and prior to the expiration date of the Offer, any of the following conditions exists:

       (a) (x) there shall be instituted or pending any action or proceeding by any government or governmental authority or agency, domestic, foreign or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, (1) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by FedEx or the Purchaser or the consummation of the Merger, (2) seeking to restrain or prohibit FedEx's ownership or operation (or that of its affiliates) of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of FedEx and its subsidiaries, taken as a whole, or to compel FedEx or any of its affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of FedEx and its subsidiaries, taken as a whole,
    (3) seeking to impose or confirm material limitations on the ability of FedEx, the Purchaser or any of FedEx's other affiliates effectively to exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by FedEx, the Purchaser or any of FedEx's other affiliates on all matters properly presented to the Company's shareholders, (4) seeking to require divestiture by FedEx, the Purchaser or any of FedEx's other affiliates of any Shares or (5) that otherwise is reasonably likely to have a Material Adverse Effect on the Company or FedEx or (y) there shall have been any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any court, government or governmental authority or agency, domestic, foreign or supranational, other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clause (x) above; or

       (b) any change shall have occurred (or any development shall have occurred involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations or results of operations of the Company or any of its subsidiaries that has had or is reasonably likely to have a Material Adverse Effect on the Company, except for events, occurrences, or developments (i) relating to, arising from or caused by (x) the economy or securities markets in general or (y) the LTL segment of the transportation industry in general or (ii) arising from or caused by the announcement or pendency of the Merger Agreement or the transactions contemplated hereby; or

       (c) (i) the Company shall have breached or failed to perform in all material respects any of its obligations under the Merger Agreement, or
    (ii) any of the representations and warranties of the Company contained in the Merger Agreement and qualified by materiality or "Material Adverse Effect" shall not be true or any of the representations and warranties not so qualified shall not be true in all material respects, in each case when made or at any time prior to the consummation of the Offer as if made at and as of such time (except to the extent that any such representation or warranty is made as of a specific date, in which case such representation or warranty (x) if qualified by materiality or "Material Adverse Effect," shall be true as of such specific date and
    (y) if not so qualified, shall be true in all material respects as of such specific date) and in each case such breach shall not be subject to cure; or

       (d) the Merger Agreement shall have been terminated in accordance with its terms; or

       (e) there shall have occurred any general suspension of trading in, or limitation on prices for, securities on the NYSE or in the over-the-counter market in the United States, any declaration of a banking moratorium by Federal or New York authorities or general suspension of payments in respect of banks in the United States that regularly participate in the United States market in loans to large corporations, any material limitation by any Federal, state or local government in the United States or any court, administrative or regulatory agency or commission or other governmental authority or agency in the United States that materially affects the extension of credit generally by banks in the United States that regularly participate in the United States market in loans to large corporations, any commencement of a war involving the United States or any commencement of armed hostilities or other national or international calamity involving the United States that has a material adverse effect on bank syndication or financial markets in the United States or, in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material acceleration or worsening thereof;

which, in the reasonable judgment of FedEx in any such case, and regardless of the circumstances (including any action or omission by FedEx but excluding any willful action or omission by FedEx not permitted or contemplated by the Merger Agreement) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

   Conditions to the Merger

   The Merger Agreement provides that the obligations of the Company, FedEx and Purchaser consummate the Merger are subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

     (a) the Merger Agreement has been approved and adopted by the shareholders of the Company in accordance with Arkansas law;

     (b) no provision of any applicable law or regulation and no judgment, injunction, order or decree prohibits the consummation of the Merger;

     (c) Purchaser has purchased Shares pursuant to the Offer;

     (d) the Form S-4 has been declared effective, no stop order suspending the effectiveness of the Form S-4 will be in effect and no proceedings for such purpose will be pending before or threatened by the SEC;

     (e) the shares of FedEx Common Stock to be issued in the Merger have been approved for listing on the NYSE, subject to official notice of issuance; and

     (f) FedEx has received an opinion of Davis Polk & Wardwell in an agreed upon form.

   The Merger Agreement provides that any of the conditions described above that is not satisfied as a result of a breach by a party to the Merger Agreement of any provision of the Merger Agreement ceases to be a condition to the obligations of such party to consummate the Merger, from and after the time of such breach.

   The obligation of the Company to consummate the Merger is also subject to the condition that the Company will have received an opinion of Kutak Rock LLP in an agreed upon form.

   Termination

   The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the shareholders of the Company):

     (a) by mutual written agreement of the Company and FedEx;

     (b) by either the Company or FedEx, if:

       (i) the Offer has not been consummated on or before March 1, 2001; provided that this right to terminate the Merger Agreement is not available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by March 1, 2001;

       (ii) there is any law or regulation that makes acceptance for payment of, and payment for, the Shares pursuant to the Offer, or consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction permanently enjoins us from accepting for payment of, and paying for, the Shares pursuant to the Offer or we, the Company or FedEx from consummating the Merger and such judgment, injunction, order or decree has become final and nonappealable; or

       (iii) prior to the acceptance for payment of the Shares under the Offer, the Company Board has failed to make, withdrawn, or modified in a manner adverse to FedEx, its approval or recommendation of the Merger Agreement, the Offer or the Merger, as permitted by the Merger Agreement; provided that the Company has paid all fees and expenses payable under the Merger Agreement and, in the case of any termination by the Company, (x) the Company notifies FedEx promptly in writing and at least 72 hours prior to termination of its intention to terminate and to enter into a binding written agreement concerning an Acquisition Proposal that constitutes a Superior Proposal, attaching the most current version of such agreement (or a description of all material terms and conditions thereof), and (y) FedEx does not make, within 72 hours of receipt of such written notification, an offer that the Company Board determines, in good faith after consultation with its financial advisors, is at least as favorable to the shareholders of the Company as such Superior Proposal (it being understood that the Company will not enter into any such binding agreement during such 72-hour period); or

     (c) by FedEx, if prior to the acceptance for payment of the Shares under the Offer, there has been a breach by the Company of any representation, warranty, covenant or agreement contained in the Merger Agreement that is not curable and such breach would give rise to a failure of the condition described in clause 2(c) of "Conditions to the Offer" above; or

     (d) by the Company, if prior to the acceptance for payment of the Shares under the Offer there has been a breach by FedEx of any representation, warranty, covenant or agreement contained in the Merger Agreement that is not curable and such breach would give rise to a failure of the condition set forth in clause 2(c) of "Conditions to the Offer" above (which shall be construed to apply to FedEx).

   Fees and Expenses

   Except as otherwise specified below, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

   The Company will pay FedEx $33 million if the Merger Agreement is terminated as described in (b)(iii) under "Termination" above, or if (1) within 12 months after the Merger Agreement is terminated as described in
(b)(i) or (c) under "Termination" above the Company (i) merges with or into, or is acquired, directly or indirectly, by merger or otherwise by, a Third Party; (ii) a Third Party, directly or indirectly, acquires more than 50% of the total assets of the Company and its subsidiaries, taken as a whole; (iii) a Third Party, directly or indirectly, acquires more than 50% of the outstanding Shares; or (iv) the Company adopts or implements a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding Shares or an extraordinary dividend relating to more than 50% of the outstanding Shares or 50% of the assets of the Company and its subsidiaries, taken as a whole and (2) prior to such termination, an Acquisition Proposal is made to the Company or its shareholders.

   If the Merger Agreement is terminated by the Company as described in
(b)(iii) under "Termination" above, or by FedEx as described in (b)(iii) or
(c) above, the Company will reimburse FedEx and its affiliates for all reasonable out-of-pocket fees and expenses.

   Amendments

   At any time prior to the Effective Time, the Merger Agreement may be amended by an instrument signed by the Purchaser, FedEx and the Company. However, after adoption of the Merger Agreement by the shareholders of the Company, the Merger Agreement may not be amended by any amendment which by law requires the further approval of the shareholders of the Company unless the shareholders of the Company have given their approval.

 THE VOTING AGREEMENT

   A summary of the material provisions of the Voting Agreement is set forth below. The summary is qualified in its entirety by reference to the complete text of the Voting Agreement, which is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the Voting Agreement.

   In connection with the execution of the Merger Agreement, FedEx entered into the Irrevocable Proxy and Voting Agreement dated as of November 12, 2000 with F.S. Garrison, Tom Garrison, Will Garrison and certain other members of the Garrison family (the "Garrison Family") (the "Voting Agreement"). The Garrison Family has agreed to vote all Shares that each member is entitled to vote, at the time of any vote to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto at any meeting of the shareholders of the Company, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the shareholders of the Company, in favor of the approval and adoption of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

   The Garrison Family also has agreed that it would not vote any Shares that it is entitled to vote in favor of the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company,
(iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters. The Garrison Family has granted FedEx an irrevocable proxy coupled with an interest to vote any of the Shares it is entitled to vote or otherwise use such voting power in the manner contemplated by the foregoing.

   The Voting Agreement prohibits the Garrison Family from granting any proxies or entering into any voting trust or other agreement or arrangement with respect to the voting of any Shares beneficially owned by them and from acquiring, selling, assigning, transferring, encumbering or otherwise disposing of any Shares during the term of the Voting Agreement, subject to the exceptions described in this paragraph. The Garrison Family has the right to tender, at its option, up to 1.0 million Shares into the Offer. In addition, to satisfy the Minimum Condition FedEx has the right to require members of the Garrison Family to tender up to an additional 1.0 million Shares into the Offer, and members of the Garrison Family, at their option, may tender additional Shares into the Offer, so long as the total number of Shares tendered by the Garrison Family into the Offer (including any Shares that FedEx has required members of the Garrison Family to tender into the Offer) is not more than 3.2 million.

   The Voting Agreement terminates four months after the termination of the Merger Agreement, except that when the Merger Agreement is terminated, the number of Shares subject to the Irrevocable Proxy and Voting Agreement is reduced by 1.0 million (net of any Shares tendered by the Garrison Family into the Offer) and if the Merger Agreement is terminated because the Company Board has failed to make, withdrawn or modified in a manner adverse to FedEx its approval or recommendation of the Merger Agreement, the Offer or the Merger, the obligation of the Garrison Family to tender up to 1.0 million Shares into the Offer at the request of FedEx automatically terminates.

 EMPLOYMENT AGREEMENTS

   In connection with the Merger, American Freightways, Inc., a wholly-owned subsidiary of the Company ("AFI"), will enter into standard forms of employment agreements with 26 associates of the Company, including Tom Garrison, Will Garrison, Frank Conner and Ken Reeves, each of whom is an executive officer and director of the Company. A summary of the material provisions of the employment agreements is set forth below. The summary is qualified in its entirety by reference to the complete text of the form of employment agreement, which is filed as an Exhibit hereto and is incorporated herein by reference.

   The employment agreements run for a term of two or three years, depending on the associate's job level, and provide compensation and benefits similar to those currently received by the associates of AFI. All employment agreements require the associate to devote substantially all of his or her business time and attention to the affairs of the AFI, except for the employment agreement with Mr. Reeves, which requires, consistent with his existing employment arrangement, that he devote one-half of his business time to the affairs of AFI. The employment agreements with Messrs. T. Garrison, W. Garrison, Conner and Reeves run for a term of three years, and provide for an annual salary of $400,000, $370,000, $235,000 and $120,000, respectively.

   Under the employment agreements, if an executive's employment is involuntarily terminated without Cause or the executive resigns for Good Reason (as those terms are defined in the employment agreements), the executive will receive an amount equal to the greater of the executive's base salary through the end of the original term of the employment agreement or one and one-half times the executive's annual base salary. In the event of such a termination, the executive will also receive continued medical, dental and life insurance benefits for the duration of the original term of the employment agreement, full vesting of all stock options and other equity awards, if any, and a gross-up payment for any excise taxes that may apply to the severance benefits provided. As of the Effective Time of the Merger, the Surviving Corporation will assume the employment agreements.

Item 4. The Solicitation or Recommendation.

   Recommendation of the Board of Directors. The Board of Directors of the Company, by unanimous vote, has approved the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, and has determined that the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company and recommends that shareholders of the Company who desire to receive cash for their Shares accept the Offer and tender their Shares pursuant to the Offer.

 Background Of the Offer.

   As part of the continuous evaluation of its businesses and plans, FedEx regularly considers a variety of strategic options and transactions. In recent years, as part of this process, FedEx has evaluated various alternatives for expanding its LTL (less than truckload) business, including through acquisitions.

   Since mid-1998, senior management at FedEx has periodically engaged in discussions with F. S. (Sheridan) Garrison, the Chairman of the Board of the Company, and other members of the Company's senior management, regarding a possible business combination. In particular, Frederick W. Smith, the Chairman of the Board, President and Chief Executive Officer of FedEx, met with Mr. Garrison on a number of occasions, including on June 18, 1998, on June 24, 1999 and again on February 4, 2000. These discussions covered a wide range of topics, including the potential acquisition of the Company by FedEx, as well as the potential sale of FedEx's Viking Freight operations to the Company. During these meetings, Mr. Garrison expressed his and the Company's Board of Directors' desire to remain independent. Additionally, the parties were unable to reach an agreement regarding the terms upon which the Company would acquire Viking Freight. During this time period, management of FedEx also considered other strategies for expanding into the LTL sector.

   In late August 2000, management of FedEx determined again to approach Mr. Garrison to discuss a purchase of the Company by FedEx. On August 30, 2000, Alan B. Graf, Jr., the Executive Vice President and Chief Financial Officer of FedEx, telephoned representatives of CSFB, the Company's financial advisors who had assisted the Company in considering the potential acquisition of Viking Freight, to discuss the possibility of a business combination between FedEx and the Company. Shortly thereafter, Mr. Smith and Mr. Garrison agreed to meet to resume discussions regarding a possible business combination.

   On September 17, 2000, Mr. Smith and Mr. Graf met in Harrison, Arkansas with Mr. Garrison, Tom Garrison, the Company's President and Chief Executive Officer, and Will Garrison, the Company's Chief Operating Officer, to further explore the possibility of a business combination. At this meeting, Mr. Smith indicated FedEx's desire to pursue an acquisition of all the outstanding Shares of the Company. Mr. Smith emphasized FedEx's intent, based on its perception of customer needs and the success of Viking Freight, to expand its freight capacity by acquiring an LTL carrier. While no specific price or other terms were discussed, Mr. Smith and Mr. Graf indicated that FedEx would be willing to pay an attractive premium for the Shares. Mr. Smith also confirmed FedEx's willingness to make a portion of the consideration available in FedEx Common Stock in order to provide for a partially tax-free transaction. Finally, Mr. Smith stated that FedEx's strategic plans for the Company did not involve making substantial changes in the Company's operations or personnel.

   Following the September 17, 2000 meeting, Mr. Garrison informally informed the other members of the Company Board about FedEx's proposal and the substance of the September 17th meeting. Mr. Garrison indicated to the Company Board his intention to continue discussions and exchange information with FedEx in order to obtain a better understanding of FedEx's proposal. Mr. Garrison also discussed with the Company Board the need to retain a financial advisor in order to assist the Company Board in developing a full understanding of the Company's strategic alternatives in light of FedEx's proposal.

   On September 20, 2000, Mr. Graf telephoned Mr. Garrison and reiterated FedEx's desire to proceed with the acquisition of the Company. The parties discussed various practical aspects of the proposed transaction, including the need to enter into mutual confidentiality agreements and to engage financial advisors. Shortly thereafter, representatives of FedEx and the Company exchanged confidentiality agreements and engaged their respective financial advisors to advise on the proposed transaction.

   On September 21, 2000, Mr. Smith and Mr. Graf called Mr. Garrison to convey the proposed terms upon which FedEx would be willing to acquire the Company. FedEx's proposal contemplated an acquisition of the Company for a price per Share of $22.50. The acquisition would be made in two steps: first, a cash tender offer to acquire approximately 50% of the outstanding Shares of the Company for $22.50 per Share; and second, a merger of the Company into a subsidiary of FedEx, in which the remaining shareholders of the Company would receive shares of FedEx Common Stock having a value of $22.50 per Share. FedEx also indicated that it would, as a condition to its willingness to proceed with the transaction, require an undertaking from the Garrison Family to vote in favor of and support the transaction.

   After informing the Company Board of the terms of the proposal received from FedEx, and after discussions with financial and legal advisors, it was determined that FedEx's proposal to acquire the Company at a price of $22.50 per Share was inadequate. On September 25, 2000, at the direction of the Company, CSFB advised Merrill Lynch & Co. ("Merrill Lynch"), FedEx's financial advisors, that the Company was not prepared to accept FedEx's proposal. Although the Company did not make a counter-proposal, representatives of CSFB invited representatives of FedEx to conduct a preliminary due diligence investigation of the business and prospects of the Company in order to allow FedEx to determine whether it would be willing to make a higher offer.

   At the invitation of CSFB, representatives of FedEx and Merrill Lynch met with representatives of the Company and CSFB at the New York offices of CSFB on October 2, 2000. At the meeting, representatives of the Company provided an overview of the Company's operations, as well as certain financial information. The meeting concluded, however, with neither party proposing a new acquisition price. After the meeting, Mr. Garrison advised the Company Board as to the status of the discussions with FedEx.

   On October 4, 2000, representatives of CSFB contacted Mr. Graf and advised him that the Company was interested in pursuing discussions with FedEx, but only in a transaction valued at a price in excess of $30 per Share. Following the call and at the direction of FedEx, representatives of Merrill Lynch telephoned CSFB and advised them that FedEx was not interested in pursuing a transaction priced at that level and that FedEx would pursue other alternatives. No further discussions between FedEx and the Company took place until October 13, 2000, when Mr. Smith and Mr. Garrison spoke by telephone to discuss the status of the transaction. Based upon this discussion, another meeting was proposed to determine whether the parties could reach an agreement regarding a price that they both would be willing to propose to their respective Boards of Directors.

   On October 18, 2000 at the regularly scheduled quarterly meeting of the Company Board, the Company's senior management and its financial and legal advisors advised the Company Board as to the status of discussions with FedEx. At this meeting, the Company's legal advisors summarized for the directors their fiduciary duties and other legal considerations. The Company's senior management and CSFB representatives provided the Company Board with an overview of the previous proposal received from FedEx and reviewed the Company's current and projected financial performance, business strategy and various valuation models for the Company. At the conclusion of this meeting the Company Board determined that it would be appropriate for the Company's senior management and financial and legal advisors to continue to provide information to and pursue negotiations with FedEx in order to determine whether an acceptable transaction could be negotiated for subsequent consideration by the Company Board.

   On October 22, 2000, Mr. Smith and Mr. Graf met in Harrison, Arkansas with Mr. Garrison, Tom Garrison, Will Garrison and Frank Conner, the Company's Chief Financial Officer. After lengthy discussion, the parties agreed upon a price of $28.13 per Share, which FedEx indicated was its final offer.
Mr. Garrison agreed that he would be willing to support a transaction with FedEx at that price, subject to further negotiation of the other terms and structure of the transaction and the consideration and approval by the Company Board. At the conclusion of the meeting, FedEx committed to promptly commence its due diligence review of the Company and its legal counsel began preparing the appropriate acquisition documents. Mr. Garrison informed the Company's directors as to the substance of the meeting.

   A special meeting of the Company Board was held on October 25, 2000. At that meeting, the Company's senior management and financial and legal advisors reviewed the status of discussions with FedEx. CSFB and senior management made a presentation regarding the strategic and financial rationale supporting a transaction between the companies. Additionally, CSFB presented for the Board a detailed financial analysis concerning the Company, as well as a detailed review of the risks and benefits of pursuing other potential business alternatives and combinations. Although no formal opinion was rendered by CSFB at this meeting, it did provide a preliminary indication of its views regarding the fairness of the $28.13 per Share price. While no determination was made by the Company Board as to whether the price of $28.13 per Share was acceptable, the Company's directors authorized management and the Company's financial and legal advisors to negotiate definitive agreements with FedEx, for subsequent review by the Company Board.

   During the week of October 30, 2000, representatives of FedEx conducted a due diligence review of the Company, which included extensive interviews with Company management. In addition, counsel for FedEx delivered to counsel for the Company a draft of the Merger Agreement and the Voting Agreement (as defined in "The Offer--the Voting Agreement").

   On November 6, 2000, senior management of the Company and FedEx, along with their respective legal and financial advisors, met at FedEx's corporate headquarters in Memphis to negotiate the terms of the proposed Merger Agreement, the Voting Agreement and other related agreements, including customary provisions relating to the exercise of the fiduciary duties of directors of the Company. Negotiations continued through the remainder of the week, with senior management of the Company advising members of the Company Board as to the status of the discussions.

   On the afternoon of November 12, 2000, the Board of Directors of FedEx met and, after reviewing all the aspects of the proposed transaction, unanimously authorized FedEx to enter into the Merger Agreement and the Voting Agreement.

   Following the meeting of the FedEx Board of Directors, the Company Board met to consider the transaction. Representatives of CSFB were present and delivered their opinion that the consideration to be received by the shareholders of the Company in the Offer and the Merger was fair from a financial point of view. Representatives of CSFB also presented the Company Board with more detailed information regarding other potential business combinations. Representatives of the Company's management also made a presentation and the Company's legal advisors summarized for the directors their fiduciary duties, the terms of the Merger Agreement and other legal considerations. After reviewing all the aspects of the proposed transaction and considerable discussion, the Company Board authorized the Company to enter into the Merger Agreement and resolved to recommend approval of the transaction to the Company shareholders.

   On the evening of November 12, 2000, representatives of FedEx and the Company, after finalizing the terms of the transaction, executed the Merger Agreement. At the same time, FedEx and Mr. Garrison, along with the members of the Garrison Family, executed the Voting Agreement. The parties announced the transaction on the morning of November 13, 2000.

   Reasons for the Recommendation of the Board of Directors. In making the determination and recommendation described above, the Board considered a number of factors, including, without limitation, the following:

  . The fact that the $28.13 price per share to be paid to the Company's shareholders represents (1) a premium of approximately 61% over the closing price of the Company's Shares on The Nasdaq National Market on November 10, 2000, the trading day immediately preceding the public announcement of the transaction, and (2) a premium of approximately 71% and 60%, respectively, over the 5-day and 20-day average closing prices of the Company's shares as of November 10, 2000, and the fact that these premiums compare favorably to premiums paid in other similarly sized acquisition transactions;

  . The Company's business, its current financial condition and results of operations, and its future prospects, and the Board's belief, on the basis of their familiarity with these matters, that the consideration to be received by the Company's shareholders in the transaction fairly reflects the Company's intrinsic value, including its potential for future growth;

  . The Company's business, strategic objectives and prospects if it did not pursue the transaction, and the risks and uncertainties associated therewith, including risks associated with (1) increased competition as larger companies, like FedEx, enter the LTL market; (2) the Company's planned growth and geographic expansion westward and the fact that if the Company were to maintain operations in its present markets, growth and shareholder value creation opportunities could be limited, and
     (3) increased governmental regulation of the transportation industry;

  . The fact that the public equity markets have historically given a low valuation to the Company's equity, thereby making its cost of capital high and its growth more difficult;

  .  A review of FedEx's financial condition and future financial prospects;

  . The strategic fit between the Company and FedEx, including the fact that the combined company will have opportunities for significant revenue synergies resulting from the creation of a flexible national LTL network allowing for movement of shipments seamlessly on a multi-regional basis;

  . The opinion of CSFB dated as of November 12, 2000, to the effect that as of such date the $28.13 per share to be received by the holders of Common Stock in the Offer and the Merger is fair to such holders from a financial point of view. The full text of the written opinion of CSFB, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex II. HOLDERS OF SHARES ARE ENCOURAGED TO READ SUCH OPINION IN ITS ENTIRETY;

  . The terms of the Merger Agreement which, subject to certain restrictions, allow the Company to terminate the Merger Agreement upon payment of a $33 million termination fee if a superior proposal with respect to the Company is made;

  . The Board's conclusion, based upon the advice of CFSB, that the size of the termination fee, and the circumstances when such fee is payable, were reasonable in light of the benefits of the Offer and the Merger;

  . The belief, based in part upon the analysis of CSFB and the opinion of senior management, that it was unlikely that a third party would propose a transaction superior to the FedEx transaction;

  . The course of negotiations between the parties, including the initial price indication given by FedEx on September 21, 2000 and the discussion that occurred on October 22, 2000 at which FedEx informed the Company that $28.13 per share represented FedEx's final offer;

  . The fact that the Merger Agreement allows the Company's shareholders the option of receiving cash for their shares pursuant to the Offer, subject to certain conditions, or shares of FedEx common stock on a tax-free basis in the Merger;

  . The high likelihood that the transactions contemplated by the Merger Agreement and the Offer will be consummated, particularly in light of FedEx's reputation, ability to finance the transaction, lack of any financing condition in the Merger Agreement and the ability to terminate the Offer and Merger Agreement only in limited circumstances;

  . The support for the transaction by the Garrison Family, the Company's largest shareholder; and

  .  The other terms and conditions of the Offer and the Merger.

   The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

 Intent To Tender.

   Pursuant to the Voting Agreement, the Garrison Family has agreed to vote in favor of the Merger. The Garrison Family has the right to tender, at its option, up to 1 million Shares into the Offer. The Garrison Family has indicated its intention to exercise these tender rights. In addition, under certain circumstances, if the Minimum Condition (as defined in the Offer to Purchase) would not otherwise be met, FedEx has the right to require members of the Garrison Family to tender up to an additional 1 million Shares into the Offer, and members of the Garrison Family, at their option, may tender additional Shares into the Offer, so long as the total number of Shares tendered by the Garrison Family into the Offer (including any Shares that FedEx has required members of the Garrison Family to tender into the Offer) does not exceed 3.2 million in the aggregate. The members of the Garrison Family who have signed the voting agreement own approximately 12.2 million Shares, representing collectively approximately 37% of the currently outstanding Shares.

   Although each of the Company's directors and executive officers will make his own determination, based on individual and personal financial and other circumstances, after reasonable inquiry and to the best of the Company's knowledge, each executive officer and director of the Company currently intends to either tender his Shares held of record or beneficially owned by such person to the Purchaser in the Offer or vote his Shares in favor of the Merger.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

   Pursuant to an engagement letter agreement dated October 4, 2000 (the "Engagement Letter"), the Company retained DLJ to act as its exclusive financial advisor to provide strategic advice with respect to the sale, merger, consolidation or any other business combination in one or a series of transactions involving the acquisition of a substantial amount of the business, securities or assets of the Company. As a consequence of the merger of DLJ with an affiliate of CSFB in early November 2000, the Company and DLJ agreed that CFSB would deliver the opinion requested by the Company pursuant to the Engagement Letter that the consideration to be received by the holders of the Company common stock in the Offer and Merger is fair to such holders (other than FedEx and its affiliates) from a financial point of view.

   As compensation for the services provided by DLJ and CFSB, the Company agreed to pay DLJ (a) a retainer fee of $100,000, (b) a fee of $900,000, if after being requested by the Company's Board to deliver an opinion as to the fairness from a financial point of view of the consideration to be received by the Company or its shareholders, as the case may be, in any proposed transaction, DLJ notified the Company's Board that it was prepared to deliver such opinion, irrespective of the conclusion reached therein, and (c) a fee equal to .39% of the aggregate value of outstanding common stock of the Company, plus the amount of any debt assumed, acquired, remaining outstanding, retired or defeased or preferred stock redeemed or remaining outstanding in connection with the proposed Merger and the transactions contemplated thereby; less the amount paid by the Company pursuant to (a) and (b) above. In addition, the Company also agreed, upon request by DLJ from time to time, to reimburse DLJ promptly for all out-of-pocket expenses (including the reasonable fees and expenses of counsel) incurred by DLJ in connection with its engagement thereunder and to indemnify DLJ and certain related persons (including its affiliate, CFSB) against certain liabilities in connection with its engagement. In the past, DLJ and its affiliates have provided certain financial and investment banking services to the Company and have received compensation for such services.

   The Company selected DLJ as its financial advisor and agreed that CFSB may provide the fairness opinion on behalf of its affiliate, DLJ, because each of DLJ and CFSB is an internationally recognized investment banking firm that has substantial experience providing strategic advice and services in connection with mergers, acquisitions and similar transactions. As part of their investment banking and financial advisory business, each of DLJ and CFSB is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, each of DLJ and CFSB is a full service securities firm engaged in securities trading, brokerage and financing activities. Each of DLJ and CFSB has informed the Company that, in the ordinary course of their trading and brokerage activities, they or their affiliates may at any time hold long or short positions and may trade or otherwise effect transactions, for their own accounts and the accounts of customers, in debt or equity securities of the Company or FedEx.

   Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders of the Company on the Company's behalf with respect to the Offer and the Merger.

Item 6. Interest in Securities of the Subject Company.

   Except as described below, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

   On October 31, 2000, Dennie Carey and Pat Reed purchased 54 and 145 Shares, respectively, pursuant to the Company's ESPP at a purchase price per Share of $13.7063.

   The following table sets forth Shares issued by the Company pursuant to cash exercises of options during the past 60 days:

                                             Number of   Date of  Exercise Price
      Name                                 Shares Issued Issuance   per Share
      ----                                 ------------- -------- --------------
      Frank Conner........................      400      10/30/00    $ 6.3125
      Frank Conner........................     2000      10/30/00    $ 7.6250
      Frank Conner........................     2000      10/30/00    $13.0625
      Ken Reeves..........................     1200      11/09/00    $13.4375
      Ken Reeves..........................     2000      11/09/00    $11.1600
      Ken Reeves..........................     1600      11/09/00    $10.5000
      Ken Reeves..........................     2000      11/09/00    $13.0625
      Ken Reeves..........................     4000      11/09/00    $ 9.6875

Item 7. Purposes of the Transaction and Plans or Proposals.

   The Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   There are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

   Information Statement Provided Pursuant to Section 14(f) of the Exchange Act. The Information Statement attached hereto as Annex I is being furnished to the Company's shareholders in connection with the possible designation by FedEx, pursuant to the Merger Agreement, of certain individuals to be appointed to the Company's Board other than at a meeting of the Company's shareholders.

   Rights Agreement. The Company and EquiServe Trust Company, N.A. are parties to a First Amended and Restated Rights Agreement (the "Rights Agreement") pursuant to which the Company authorized and declared a dividend distribution of one common stock purchase right for each outstanding share of common stock to shareholders of record at the close of business on August 17, 1998 ("Right"), and authorized the issuance of one Right with each future share of common stock issued by the Company before the Distribution Date (as defined in the Rights Agreement). The Rights attach to all certificates representing shares of outstanding common stock of the Company and are not exercisable or transferable apart from the common stock until ten days after, among other things, another person or group of persons acquires 15 percent or more of the Company's outstanding common stock or commences a tender or exchange offer for at least 15 percent of the Company's common stock.

   On November 12, 2000, the Rights Agreement was amended (the "Amendment to Rights Agreement") in order to, among other things, (i) ensure that neither FedEx nor Purchaser would be an Acquiring Person (as defined in the Rights Agreement); and (ii) revise the definition of the "Expiration Date" (as defined in the Rights Agreement) to include the time immediately prior to the Effective Time. A copy of the Amendment to Rights Agreement is filed herewith as Exhibit (e)(4) and is incorporated herein by reference.

   Dissenters' Rights. No dissenters' rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares who have not voted in favor of the Merger may have certain rights under the ABCA to dissent and demand payment of the fair value of their Shares. Such rights, if the statutory procedure is followed and dissenting holders and the Company do not otherwise agree on the value of the holder's shares, could lead to a judicial determination of the fair value required to be paid to such dissenting holders for their Shares. The ABCA defines "fair value" as the value of the Shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless exclusion would be unequitable, but does not prescribe a method for determining fair value. Consequently, any judicial determination of the fair value of Shares could be based upon any valuation method or combination of methods the court deems appropriate, and the value so determined could be more or less than the consideration paid in the Merger. If any holder of Shares who demands payment under the ABCA fails to perfect, or effectively waives, his or her right to payment, as provided in the ABCA, each of the Shares of such holder will be converted into the consideration paid in the Merger in accordance with the Merger Agreement. Shareholders who wish to exercise dissenters' rights in connection with the Merger do not need to take any action at this time. If the Offer is consummated, the Company will distribute to the remaining shareholders additional information on the procedures to be followed to perfect their dissenters' rights.

   Regulatory Approvals. The Company is not aware of any licenses or regulatory permits that appear to be material to the business of the Company that might be adversely affected by the acquisition of the Shares in the Offer. In addition, except as set forth below, the Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for the acquisition or ownership of the Shares by Purchaser. Should any such approval or other action be required, the Company, FedEx and Purchaser expect to seek that approval or action, except as described below in "Arkansas Investor Protection Takeover Act and Other State Takeover Statutes." However, the Company cannot be certain that it, FedEx and Purchaser would be able to obtain such approval or action required, with or without substantial conditions, or that adverse consequence might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of or held separate in order to obtain the required approval or action. In that event, FedEx and Purchaser may not be required to purchase any Shares under the Offer.

   Arkansas Investor Protection Takeover Act and Other State Takeover Statutes. The Arkansas Investor Protection Takeover Act, codified at Arkansas Code Annotated Section 23-43-101 et seq. (the "Act"), prohibits a third party from making a takeover offer for shares of a corporation organized under the laws of the State of Arkansas unless (i) the offer is registered with the Arkansas Securities Department (the "Department"), or (ii) an order of exemption is granted by the commissioner of the Department (the "Commissioner"). The Offer qualifies as a "takeover offer." However, FedEx requested that the Commissioner issue an order exempting the Offer from the provisions of the Act. The Commissioner granted an order of exemption on November 16, 2000.

   A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that have substantial assets, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the Untied States, some of which have enacted such laws. Except for the Act, the Company does not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between the Company and Purchaser or FedEx and the Company has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, the Company, based on legal precedent, believes that there are reasonable bases for contesting such laws.

   If any government official or third party should seek to apply any state takeover law to the Offer or any merger or other business combination between the Company and Purchaser or FedEx, FedEx has stated that it will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, FedEx and Purchaser may not be obligated to accept for payment or pay for any tendered Shares.

   Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

   Pursuant to the requirements of the HSR Act, the Company and FedEx each filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on November 14, 2000. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., Eastern Standard Time, on November 29, 2000, which is the fifteenth calendar day following filing of the Notification and Report Form by FedEx. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from FedEx or the Company. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern Standard Time, on the tenth day after FedEx's or the Company's, as applicable, substantial compliance with such request. Thereafter, such waiting period can be extended only by court order. A request has been made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

   Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If Purchaser's acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may be extended.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of FedEx or the Company. Under certain circumstances, Purchaser may not be required to proceed with the Offer if divestiture of substantial assets of FedEx or the Company would materially harm the business of such entities.

   Private parties (including individual states) may also bring legal actions under the antitrust laws. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if a challenge on antitrust grounds is made, what the result will be.

Item 9. Exhibits.

   The following Exhibits are filed herewith:

 Exhibit
   No.                                 Description
 -------                               -----------
 (a)(1)  Offer to Purchase, dated November 20, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Purchaser on November
         20, 2000).
 (a)(2)  Form of Letter of Transmittal (incorporated by reference to Exhibit
         (a)(2) to the Schedule TO filed by Purchaser on November 20, 2000).
 (a)(3)  Letter to holders of American Freightways Corporation common stock, dated November 20, 2000 (included with Schedule 14D-9 mailed to shareholders).*
 (a)(4)  Fairness Opinion of Credit Suisse First Boston Corporation, dated
         November 12, 2000 (included as Annex II hereto).*
 (a)(5)  Joint Press Release of American Freightways Corporation and FedEx
         Corporation, dated November 13, 2000 (incorporated by reference to
         Exhibit (a)(99) to the Company's Form 10-Q for the period ended
         September 30, 2000, filed by the Company on November 14, 2000).
 (e)(1)  Agreement and Plan of Merger, dated as of November 12, 2000, among FDX
         Inc., FedEx Corporation (incorporated by reference to Exhibit (a)(2)
         to the Company's Form 10-Q for the period ended September 30, 2000, filed by the Company on November 14, 2000).
 (e)(2)  Irrevocable Proxy and Voting Agreement, dated as of November 12, 2000, among FDX Inc., FedEx Corporation and certain shareholders of American
         Freightways Corporation.
 (e)(3)  Form of Employment Agreement.
 (e)(4)  First Amendment to the First Amended and Restated Rights Agreement,
         dated November 12, 2000, among American Freightways Corporation and
         EquiServe Trust Company, N.A.
 (e)(5)  Information Statement of the Company (included as Annex I to this
         Statement).*

--------
*Included in copy mailed to shareholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          American Freightways Corporation

                                          By: /s/ F. S. (Sheridan) Garrison
                                              ---------------------------------
                                                F. S. (Sheridan) Garrison
                                                        Chairman

Dated: November 20, 2000

                                                                        ANNEX I

                       INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

 NO VOTE OR OTHER ACTION OF AMERICAN FREIGHTWAYS CORPORATION'S SHAREHOLDERS IS
                 REQUIRED IN CONNECTION WITH THIS INFORMATION
        STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
            NOT TO SEND A PROXY TO AMERICAN FREIGHTWAYS CORPORATION

                                    GENERAL

   This Information Statement is being mailed on or about November 20, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of American Freightways Corporation, an Arkansas corporation (the "Company"), to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by FedEx (as defined below) to the Board of Directors of the Company. Such designation is to be made pursuant to an Agreement and Plan of Merger, dated November 12, 2000 (the "Merger Agreement"), among FedEx Corporation, a Delaware corporation ("FedEx"), FDX, Inc., a Delaware corporation (the "Purchaser"), and the Company.

   The Merger Agreement provides that, after the purchase by the Purchaser pursuant to the Offer, FedEx will be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board (the "FedEx Designees") as will give FedEx representation on the Company's Board equal to the product of (i) the total number of directors on the Company's Board and (ii) the percentage that the aggregate number of Shares beneficially owned by FedEx bears to the total number of Shares then outstanding. The Company has agreed in the Merger Agreement to take all action necessary to cause the FedEx Designees to be elected to the Company's Board, including, in connection therewith, increasing the size of the Company's Board or securing the resignations of incumbent directors.

   You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement. The information contained in this Information Statement concerning FedEx and the Purchaser has been furnished to the Company by FedEx. The Company assumes no responsibility for the accuracy or completeness of such information.

                       VOTING SECURITIES OF THE COMPANY

   The Shares belong to the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of shareholders of the Company. Each Share is entitled to one vote. As of the close of business on November 10, 2000, there were 32,521,705 Shares outstanding.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

   The Board of Directors of the Company currently consists of nine members. FedEx has informed the Company that FedEx will choose the FedEx Designees from the directors and executive officers of FedEx and Purchaser listed in the
Schedule I attached hereto. FedEx has also informed the Company that each of the individuals listed in the Schedule I has consented to act as a director of the Company if appointed or elected. The business address of each person listed on the Schedule is 942 South Shady Grove Road, Memphis, Tennessee

38120. FedEx and the Purchaser have advised the Company that none of the individuals referenced in Schedule I (i) is currently a director of, or holds any position with, the Company, (ii) has any familial relationship with any directors or executive officers of the Company or any other FedEX Designee or
(iii) to the knowledge of FedEx and the Purchaser, beneficially owns any equity securities (or rights to acquire any such securities) of the Company. The Company has been advised by FedEx and the Purchaser that, to FedEx's and the Purchaser's knowledge, none of the individuals referenced above has been involved in any (y) transaction with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein, in the Schedule 14D-9, Schedule TO, or this Information Statement, or (z) legal proceeding required to be disclosed pursuant to the rules and regulations of the SEC in this Information Statement. It is expected that FedEx Designees may assume office at any time following the purchase by Purchaser of a specified minimum number of Shares pursuant to the Offer, and that, upon assuming office, the FedEx Designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the FedEx Designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign.

                       CURRENT DIRECTORS OF THE COMPANY

   The Board of Directors presently consists of nine members divided into three classes, with three directors in each class serving three-year terms (and, in each case, until their respective successors are duly elected and qualified). The terms of the directors in Class I will expire at the 2002 Annual Meeting, the terms of the directors in Class II will expire at the 2003 Annual Meeting and the terms of the directors in Class III will expire at the 2001 Annual Meeting.

Class II Directors--Terms Ending in 2003

   Tom Garrison has been with American Freightways since 1982 and serves as President, Chief Executive Officer and as a Director. He assumed the responsibility of President on July 1, 1998 and the additional responsibility of Chief Executive Officer on July 1, 1999.

   Frank Conner has been the Executive Vice President--Accounting & Finance and Chief Financial Officer since November 1995, and a Director since March 1989. He joined American Freightways in 1994 as Vice President--Special Projects. He previously was the Executive Vice President/General Manager of McKesson Service Merchandising, Harrison, Arkansas. He had been with McKesson Service Merchandising for over fifteen years, including serving as its Chief Financial Officer. Mr. Conner, a CPA, was with the firm of Peat Marwick Mitchel & Co. for seven years prior to his joining McKesson.

   T.J. Jones has served on the Board of Directors since March 1989. Mr. Jones helped organize the Company in 1982 and previously served as the Company's Executive Vice President-Operations until retirement in 1994.

Class III Directors--Terms Ending in 2001

   F.S. (Sheridan) Garrison founded American Freightways in 1982, serving as its President as well as Chief Executive Officer and Chairman, the latter being the position he currently holds. Mr. Garrison serves his industry as a member of the board of directors of both American Trucking Association and Arkansas Trucking Association.

   Ken Reeves, a Director since March 1989, has been an attorney-at-law in private practice since 1973 in Harrison, Arkansas. Mr. Reeves has served on the Arkansas Supreme Court Committee on Professional Conduct since 1990 and is currently Chairman of the Committee. He is a Director of Regions Bank of Harrison, Arkansas.

   Doyle Z. Williams, a Director since November 1997, is the Dean of the Sam
M. Walton College of Business Administration and the holder of the Sam M. Walton Leadership Chair at the University of Arkansas. The College houses the Supply Chain Management Research Center, which is involved with transportation and logistics issues. Dr. Williams was the founding Dean of the School of Accounting at the University of Southern California. Prior to that he served as coordinator for the area of accounting at Texas Tech University. He is also a Director of McIlroy Bank & Trust.

Class I Directors--Terms Ending in 2002

   Will Garrison has been with American Freightways since 1986 and serves as Secretary/Treasurer, Corporate Vice President, and Chief Operating Officer. He assumed the responsibility of Secretary/Treasurer and Corporate Vice President on July 1, 1998 and the additional responsibility of Chief Operating Officer on July 1, 1999.

   John Paul Hammerschmidt has served on the Board of Directors since May 1997. Mr. Hammerschmidt served twenty-six years as the U. S. Representative for the Third District of Arkansas until his retirement in 1993. He was the ranking minority member of the House Transportation Infrastructure Committee and the House Veterans Affairs Committee. He served on various sub-committees and co-authored the Intermodal Surface Transportation Efficiency Act (ISTEA). Mr. Hammerschmidt also serves as a member of the Board of Directors of the following companies: Dillard's Department Stores, Inc., Southwestern Energy Co., First Federal Bancshares of Arkansas, the Metropolitan Washington Airport Authority and Ozark Aircraft Systems.

   William P. Stiritz has served on the Board of Directors since April 1999. Mr. Stiritz served Ralston Purina Company for the past thirty-five years, as its Chief Executive Officer from 1981 until 1997 and its Chairman from 1981 until present. Mr. Stiritz also serves as Chairman of the Board of Directors, Chief Executive Officer and President of Agribrands International and Chairman of the Board of Directors of Ralcorp Holdings, Inc. In addition, he serves on the Board of Directors of the following public companies: Angelica Corporation, Ball Corporation, May Department Stores Company, Reinsurance Group of America and Vail Resorts, Inc.

   Messrs. Tom and Will Garrison are sons of Mr. F.S. (Sheridan) Garrison. Except for the foregoing, no family relationships exist among any of the persons named above.

                         BOARD COMMITTEES AND MEETINGS

   The Company presently does not have a standing nominating committee. The Board of Directors nominates persons for director. The Board will consider suggestions by shareholders for names of nominees as Class III Directors of the Board of Directors for the 2001 Annual Meeting, provided that such suggestions are made in writing and delivered to Mr. Will Garrison, Secretary/Treasurer of the Company, on or before December 20, 2000.

   The Company has a standing Compensation Committee, which is currently composed of Mr. T.J. Jones, Mr. John Paul Hammerschmidt, Dr. Doyle Z. Williams and Mr. William P. Stiritz. The Compensation Committee is charged with, among other things, the supervision and administration of the Company's employee benefit plans and the review and approval of the Company's executive officers' salaries, as well as review of the general wage policy of the Company.

   The Company has an Audit Committee which is currently composed Mr. T.J. Jones, Mr. John Paul Hammerschmidt, Dr. Doyle Z. Williams and Mr. William P. Stiritz. The Audit Committee recommends candidates to serve as the Company's auditors, reviews the reports of the Company's auditors and has the authority to investigate the financial and business affairs of the Company.

   During the past fiscal year, the Board of Directors met on five occasions, the Compensation Committee met on two occasions and the Audit Committee met on three occasions. Each Director attended at least 75% of the total of such meetings of the Board and committees of the Board on which such Director served.

                            PRINCIPAL SHAREHOLDERS

   As of November 10, 2000, the only shareholders known by the Company to own, directly or indirectly, more than 5% of the Company's common stock, the only class of the Company's capital stock presently outstanding, are reflected in the following table:

                                                        Number of
                                                          Shares     Percent of
                                                       Beneficially Total Shares
                      Name and Address                  Owned (c)       (d)
                      ----------------                 ------------ ------------
      F.S. (Sheridan) Garrison (a)....................  10,919,708      32.0%
      Dimensional Fund Advisors (b)...................   1,956,050       5.8%
      Tom Garrison (a)................................     291,204       0.9%
      Will Garrison (a)...............................     133,068       0.4%

--------
(a) The address of this shareholder is 2200 Forward Drive, Harrison, Arkansas 72601. Amounts shown include shares held under trust or otherwise by or for the benefit of certain immediate family members.
(b) The address of this shareholder is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.
(c) Includes shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days from the record date.
(d) Percentage based upon 34,115,685 shares of the Company's common stock as of November 10, 2000. Includes 32,521,705 shares outstanding and 1,593,980 shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days from the record date.

   On November 12, 2000, FedEx Corporation, a Delaware corporation, entered into an Irrevocable Proxy and Voting Agreement with certain shareholders who in the aggregate own approximately 37% of the outstanding shares of the Company's common stock. For a description of the voting agreement, see "The Voting Agreement" under Item 3 of the Schedule 14D-9 to which this Information Statement is attached.

                       SECURITY OWNERSHIP OF MANAGEMENT

   The following table sets forth the name, age, term of office as director of the Company, and ownership of the Company's common stock with respect to each member of the Board of Directors, the executive officers of the Company named under the caption "Executive Compensation" and the directors and officers of the Company as a group as of November 10, 2000.

                                          Year First
                                          Serving As   Shares
                Name                  Age  Director  Owned (a)  Percentage (b)
                ----                  --- ---------- ---------- --------------
F.S. (Sheridan) Garrison.............  66    1982    10,919,708      32.0%
Tom Garrison.........................  40    1982       291,204       0.9%
Will Garrison........................  37    1995       133,068       0.4%
Frank Conner.........................  50    1989             *         *
John Paul Hammerschmidt..............  78    1997             *         *
T.J. Jones...........................  63    1989             *         *
Ken Reeves...........................  52    1989             *         *
William P. Stiritz...................  66    1999       420,000       1.2%
Doyle Z. Williams....................  60    1997             *         *
Pat Reed.............................  42                     *         *
All directors and executive officers
 (including 14 persons)..............                11,978,433      35.1%

--------
(a) Includes shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days from the record date.
(b) Percentage based upon 34,115,685 shares of the Company's common stock as of November 10, 2000. Includes 32,521,705 shares outstanding and 1,593,980 shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days from November 10, 2000.
*  Denotes ownership of less than 1% of the total shares of common stock.

                             CERTAIN TRANSACTIONS

   Any transactions between the Company and its officers, directors, principal shareholders or other affiliates will be approved by a majority vote of the Company's disinterested directors and will continue to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

   Certain members of the Company's management and certain members of the Company's Board of Directors have interests in the transactions contemplated by the Merger Agreement. These interests, which are described in the Schedule 14D-9 to which this Information Statement is attached, may present those individuals with certain conflicts of interest.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Under the Securities Exchange Act of 1934, the Company's executive officers, directors and those persons who own more than ten percent of the Company's common stock are required to file reports of ownership and subsequent changes of ownership with the Securities and Exchange Commission. Specific due dates have been established for these reports, and the Company is required to disclose in this Information Statement any failure to file by these dates. Based upon a review of the copies of such reports filed with the Commission and written representations from the Company's directors and executive officers, the Company believes that during the preceding year all filing requirements applicable to executive officers and directors have been met.

                 EXECUTIVE COMPENSATION AND OTHER INFORMATION

   The following table shows all of the cash compensation paid or to be paid by the Company, as well as certain other compensation paid, to the Chief Executive Officer and the four highest paid executive officers of the Company for such period in all capacities in which they served:

                          SUMMARY COMPENSATION TABLE

                                     Annual         Long-Term      All Other
                                Compensation (a)   Compensation   Compensation
                                ---------------- ---------------- ------------
                                                      Awards
    Name and Position      Year  Salary ($)(b)   Options/SARs (#)    ($)(c)
    -----------------      ---- ---------------- ---------------- ------------
F.S. (Sheridan) Garrison   1999     325,000          50,000/0        6,400
 Chairman                  1998     295,000          50,000/0        6,400
                           1997     270,000               0/0        9,125
Tom Garrison               1999     282,500          30,000/0        4,000
 President and CEO         1998     210,000          20,000/0        6,400
                           1997     185,000          20,000/0        4,625
Will Garrison
 COO, Corporate Vice       1999     260,000          30,000/0        6,400
 President                 1998     210,000          20,000/0        6,400
 and Secretary/Treasurer   1997     185,000          20,000/0        7,000
Pat Reed                   1999     210,000          12,000/0        6,400
 Executive Vice President  1998     150,000           5,000/0        5,438
 Operations                1997     121,667           5,000/0          844
Frank Conner
 Executive Vice President  1999     200,000          15,000/0        6,400
 Accounting & Finance and  1998     190,000          15,000/0        6,400
 CFO                       1997     180,000          15,000/0        6,875

--------
(a) Does not include the value of perquisites and other benefits where the aggregate value of such compensation, if any, does not exceed the lesser of $50,000 or 10% of the total amount of annual salary and bonus for any named executive.
(b) Amounts shown include cash and non-cash compensation earned and received by executive officers as well as amounts earned but deferred at the election of those officers.
(c) Amounts consist solely of Company contributions to executives' accounts under the Company's defined contribution plan.

Director Compensation

   Non-employee directors are paid an annual retainer of $24,000 plus $1,000 per board meeting attended and $500 per committee meeting attended or $1,000 per committee meeting if serving as chairman. The Company reimburses all directors for their travel expenses. The Company has adopted a non-employee elected director stock option plan and a non-employee appointed director stock option plan. The plans provide for the automatic granting of 6,000 options to purchase shares of the Company's common stock at the fair market value of such common stock on January 2 of each year or at the date such director was appointed to the Board. The options vest and become exercisable at 33 1/3% per year for three years and may not be exercised later than ten years after the date of grant. During 1999, the Company granted to Mr. John Paul Hammerschmidt, Mr. T. J. Jones, Mr. Ken Reeves and Dr. Doyle Z. Williams options to acquire 6,000 shares of the Company's common stock each at a purchase price of $11.16 per share. Mr. William P. Stiritz was granted options to acquire 6,000 shares of the Company's common stock each at a purchase price of $14.97 per share. Except as indicated above, the Company's officers are not compensated for their services as directors.

Employment Agreements

   The Company has entered, or intends to enter, into employment agreements with certain employees. For a discussion of these employment agreements, see "Employment Agreements" under Item 3 of the Schedule 14D-9 to which this Information Statement is attached.

Options/Stock Appreciation Right ("SAR") Grants

   The following table sets forth information with respect to the named executives concerning options granted in the last fiscal year and their potential realizable value:

                    OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

                                                                            Potential
                                                                        Realizable Value
                                       Individual Grants                at Assumed Annual
                         ----------------------------------------------  Rates of Stock
                                      % of Total                              Price
                          Number of   Option/SARs                       Appreciation for
                          Securities  Granted to   Exercise              Option Term (c)
                          Underlying   Employees   or Base              -----------------
                         Options/SARs  in Fiscal    Price    Expiration   5%       10%
        Name (a)         Granted (#)    Yr (%)    ($/Sh) (b)    Date      ($)      ($)
        --------         ------------ ----------- ---------- ---------- ------- ---------
F.S. (Sheridan)
 Garrison...............    50,000        7.4       12.69     1/20/09   399,034 1,011,230
Tom Garrison............    30,000        4.5       11.16     1/04/09   210,554   533,585
Will Garrison...........    30,000        4.5       11.16     1/04/09   210,554   533,585
Pat Reed................    12,000        1.8       11.16     1/04/09    84,222   213,434
Frank Conner............    15,000        2.2       11.16     1/04/09   105,277   266,792

--------
(a) Options granted in 1999 are exercisable starting 12 months after the grant date with 20% of the shares covered thereby becoming exercisable at that time and with an additional 20% of the option shares vesting and becoming exercisable on each successive anniversary date with full vesting occurring on the fifth anniversary date. Unvested portions of options are forfeited upon termination of employment. Under the terms of the Stock Option Plans, the Board of Directors retains discretion subject to plan limits to modify terms of outstanding options. The options were granted for a term of 10 years subject to earlier termination in certain events related to termination of employment. The options qualify as "incentive stock options" under the Internal Revenue Code, with the exception of the options granted to Mr. F.S. (Sheridan) Garrison.

(b) The exercise price reflects the fair market value of the underlying shares on the grant date. The exercise price may be paid by delivery of shares, subject to certain conditions and limitations.

(c) As required by rules of the Securities and Exchange Commission, potential values stated are based on the prescribed assumption that the Company's common stock will appreciate in value from the date of grant to the end of the option term (ten years from the date of grant) at annualized rates of 5% and 10% (total appreciation of 63% and 159%), respectively, and therefore are not intended to forecast possible future appreciation, if any, in the price of the Company's common stock.

   The following table sets forth information with respect to the named executives concerning options granted through November 10 of fiscal 2000 and their potential realizable value:

             OPTIONS/SAR GRANTS THROUGH NOVEMBER 10 OF FISCAL 2000

                                                                            Potential
                                                                        Realizable Value
                                       Individual Grants                at Assumed Annual
                         ----------------------------------------------  Rates of Stock
                                      % of Total                              Price
                          Number of   Option/SARs                       Appreciation for
                          Securities  Granted to   Exercise              Option Term (c)
                          Underlying   Employees   or Base              -----------------
                         Options/SARs  in Fiscal    Price    Expiration   5%       10%
        Name (a)         Granted (#)    Yr (%)    ($/Sh) (b)    Date      ($)      ($)
        --------         ------------ ----------- ---------- ---------- ------- ---------
F.S. (Sheridan)
 Garrison...............    50,000        7.4       16.34     1/01/10   513,807 1,302,088
Tom Garrison............    30,000        4.4       15.81     1/03/10   298,285   755,912
Will Garrison...........    30,000        4.4       15.81     1/03/10   298,285   755,912
Pat Reed................    15,000        2.2       15.81     1/03/10   149,142   377,956
Frank Conner............    15,000        2.2       15.81     1/03/10   149,142   377,956

--------
(a) Options granted in 2000 are exercisable starting 12 months after the grant date with 20% of the shares covered thereby becoming exercisable at that time and with an additional 20% of the option shares vesting and becoming exercisable on each successive anniversary date with full vesting occurring on the fifth anniversary date. Unvested portions of options are forfeited upon termination of employment. Under the terms of the Stock Option Plans, the Board of Directors retains discretion subject to plan limits to modify terms of outstanding options. The options were granted for a term of 10 years subject to earlier termination in certain events related to termination of employment. The options qualify as "incentive stock options" under the Internal Revenue Code, with the exception of the options granted to Mr. F.S. (Sheridan) Garrison.
(b) The exercise price reflects the fair market value of the underlying shares on the grant date. The exercise price may be paid by delivery of shares, subject to certain conditions and limitations.
(c) As required by rules of the Securities and Exchange Commission, potential values stated are based on the prescribed assumption that the Company's common stock will appreciate in value from the date of grant to the end of the option term (ten years from the date of grant) at annualized rates of 5% and 10% (total appreciation of 63% and 159%), respectively, and therefore are not intended to forecast possible future appreciation, if any, in the price of the Company's common stock.

Option/SAR Exercises and Holdings

   The following table sets forth information with respect to the named executives concerning exercise of options during the last fiscal year and unexercised options and SARs held as of the end of the fiscal year:

             AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR
                         AND FY-END OPTION/SAR VALUES

                                              Number of Securities     Value of
                                                   Underlying       Unexercised In-
                                                  Unexercised      the-Money Options
                           Shares             Options and SARs at   and SARs at FY-
                         Acquired on  Value   FY-End Exercisable/  End Exercisable/
                          Exercise   Realized  Unexercisable (#)   Unexercisable ($)
          Name               (#)     ($) (a)          (b)                 (c)
          ----           ----------- -------- -------------------- -----------------
F.S. (Sheridan)
 Garrison...............        0          0    580,000/100,000    1,627,755/434,920
Tom Garrison............   29,000    336,938       3,600/62,800        2,350/332,606
Will Garrison...........   18,600    214,038      25,200/62,800      100,759/332,606
Pat Reed................    2,400     26,213       1,000/19,400        5,188/101,977
Frank Conner............        0          0      23,400/40,500      111,710/217,620

--------
(a) Market price of underlying securities at exercise date, minus exercise or base price of "in the money" options.
(b) Unexercised options include certain options granted under the Company's 1989 Stock Option Plan which are due to expire May 2001 and February 2002.
(c) Market value of the Company's common stock at December 31, 1999 was $16.19 per share and was used to calculate the value.

   The following table sets forth information with respect to the named executives concerning exercise of options through November 10 of fiscal 2000 and unexercised options and SARs held as of November 10, 2000:

      AGGREGATED OPTIONS/SAR EXERCISES THROUGH NOVEMBER 10 OF FISCAL 2000
                 AND OPTION/SAR VALUES AS OF NOVEMBER 10, 2000

                                              Number of Securities     Value of
                                                   Underlying       Unexercised In-
                                                  Unexercised      the-Money Options
                           Shares             Options and SARs at   and SARs at FY-
                         Acquired on  Value   FY-End Exercisable/  End Exercisable/
                          Exercise   Realized  Unexercisable (#)   Unexercisable ($)
          Name               (#)     ($) (a)          (b)                 (c)
          ----           ----------- -------- -------------------- -----------------
F.S. (Sheridan)
 Garrison...............        0          0    610,000/120,000    2,423,100/484,775
Tom Garrison............        0          0      20,400/76,000      110,540/356,985
Will Garrison...........        0          0      40,000/76,000      232,040/356,985
Pat Reed................        0          0       5,600/29,800       36,829/122,452
Frank Conner............    4,400     25,125      30,500/44,000      178,895/220,618

--------
(a) Market price of underlying securities at exercise date, minus exercise or base price of "in the money" options.
(b) Unexercised options include certain options granted under the Company's 1989 Stock Option Plan which are due to expire May 2001 and February 2002.
(c) Market value of the Company's common stock at November 10, 2000 was $17.50 per share and was used to calculate the value.

                     REPORT OF THE COMPENSATION COMMITTEE
                            (for last fiscal year)

   The Compensation Committee of the Company's Board of Directors consisted of Messrs. T. J. Jones (Chairman), Ken Reeves and John Paul Hammerschmidt. The Compensation Committee is responsible for recommending to the Board of Directors compensation levels for the Company's Executive Officers and the policies that govern the Company's compensation and benefit plans. The Company's compensation programs consist of base compensation, stock options and contributions to its 401(k) retirement plan. The programs are intended to enable the Company to attract, retain, reward and motivate management required to achieve the Company's corporate objectives.

   In reviewing the total compensation of the Company's Executive Officers, the Compensation Committee compares American Freightways' corporate performance with its industry peer group included in the performance graph (see page I-11) and a broader more generalized group of similarly sized and geographically located companies. The Compensation Committee then evaluates the current Company performance (in particular revenue growth, operating ratio and net margin), its financial position (in particular debt to equity, current ratio and asset utilization) and its long range goals against contributions made by key employees in current performance and contribution toward achieving future objectives. In dealing with the above factors the Compensation Committee must use some subjectivity in assigning weights to each factor.

   In evaluating compensation levels for 2000 the Compensation Committee considered a number of factors relating to the Company's results for 1999. During 1999 the Company realized strong revenue growth and successfully introduced the new "American Flyer" service along with the "American Flyer Guaranteed" and "American Expediter" guaranteed services. These products have better positioned the Company to compete in its markets. As a result of management's efforts, the Company exceeded its 1999 revenue growth goals while achieving improved revenue yield. The Company made substantial progress in achieving its long standing operating margin and net income margin goals of 10% and 5% respectively while maintaining high levels of customer service. The Committee also believes that management's efforts have positioned the Company for continuing growth.

   The Committee felt that the 1999 improvements in Company performance along with the positioning of the Company to meet long term goals reflected favorably on the performance of the Company's management.

   The annual compensation programs of the Company are weighted heavily towards a base salary. In setting executive base salaries, subject to approval of the Board of Directors, the Committee considers many factors including corporate performance in meeting both long and short term objectives, current market conditions and relative size of the Company. The Compensation Committee places the most weight (over 60%) on corporate performance with other considerations given between 15-20% of the weight. Among other things, the Compensation Committee evaluates the individual's experience, responsibilities, management and leadership abilities and job performance and the necessity of qualifying compensation under Section 162(m) of the Code (which is not currently relevant).

   The Company currently has no long term incentive program other than stock option grants. The Compensation Committee is of the view that options more closely align the interests of the Company's executive officers with the interests of its shareholders. The Compensation Committee believes in the longer term the value of the stock will be most directly related to revenue growth and earnings per share. The base salaries for Mr. F. S. (Sheridan) Garrison, Chairman who also served as CEO through June 30, 1999, and Mr. Tom Garrison, President and also CEO as of July 1, 1999, were determined by evaluating the same factors generally considered for the Company's other executives. The Committee was of the view that in consideration of their contribution to the Company, as well as a comparison of the overall compensation package for the CEO of similar sized companies, their overall compensation is at the low end of the range for their peer group.

   The stock option plan for the Chairman is a non-discretionary plan with the number of options granted tied to the annual growth rate in earnings per share. The formula is set in the plan that was approved by the shareholders in the 1999 annual shareholders' meeting. It cannot be materially modified by the Committee or the Board without amending the plan and obtaining shareholder approval. The Committee believes the compensation package of base salary and stock options has fairly compensated the Company's executives in the past. The overall compensation package is in the mid to low range in comparison to both its industry peers represented in the performance graph (see page I-11) and the generalized group of companies. The Committee will continue to review the programs to ensure that the combination of base salary and incentives are fair to the Company and the employees and that the compensation package is related to overall performance of both the employees and the Company in relation to long term objectives of the Company.

                          The Compensation Committee

                                    T.J. Jones
                                    Ken Reeves
                             John Paul Hammerschmidt

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   During the last completed fiscal year, executive compensation was administered by the Compensation Committee comprised of the individuals listed above. Mr. Jones previously served as the Company's Executive Vice President-Operations until his retirement in 1994.

                              COMPANY PERFORMANCE

   The following graph shows a five year comparison of cumulative total returns for American Freightways, the S&P 500 index and an index of peer companies selected by the Company:

                       [PERFORMANCE GRAPH APPEARS HERE]
EDGAR PRESENTATION OF
DATA POINTS USED IN
PRINTED GRAPH:

                     5 YEAR CUMULATIVE TOTAL RETURN SUMMARY

                               Starting
                                Basis
         Description             1994    1995    1996    1997    1998    1999
         -----------           -------- ------- ------- ------- ------- -------
AMERICAN FREIGHTWAYS (%)......           -47.80    7.23  -11.24   16.77   40.39
AMERICAN FREIGHTWAYS ($)...... $100.00  $ 52.20 $ 55.97 $ 49.69 $ 58.02 $ 81.45
S & P 500 (%).................            37.58   22.96   33.36   28.58   21.05
S & P 500 ($)................. $100.00  $137.58 $169.17 $225.60 $290.08 $351.12
PEER GROUP ONLY (%)...........           -15.38    5.24   48.60  -10.41    8.15
PEER GROUP ONLY ($)........... $100.00  $ 84.62 $ 89.05 $132.33 $118.56 $128.22

--------
   (a) Total return based on $100 initial investment and reinvestment of dividends, if applicable
   (b) Peer group total return based on market capitalization.

   Peer group comprised of nine publicly-traded, less-than-truckload carriers.

   The total cumulative return on investments (change in the year-end stock price plus applicable reinvested dividends) for each of the periods for the Company, the peer group and the S&P 500 is based on the stock price or market index at the end of fiscal year 1994.

   The above graph compares the Company with that of the S&P 500 and a group of peer companies with the investment weighted on market capitalization. Companies in the peer group are as follows: Arkansas Best Corporation, Arnold Industries, Inc., CNF Transportation, Inc., Consolidated Freightways, Old Dominion Freight Line, Inc., Roadway Express, US Freightways Corporation, Vitran Corporation, Inc. and Yellow Corporation.

   For fiscal year 1999 the following changes were made to the peer group:
Vitran Corporation was added to replace Jevic Transportation. Jevic Transportation was deleted from the peer group as a result of its acquisition by Yellow Corporation.

   The stock price performance depicted in the above graph is not necessarily indicative of future price performance.

                                                                      SCHEDULE I
                                                        TO INFORMATION STATEMENT

            DIRECTORS AND EXECUTIVE OFFICERS OF FEDEX AND PURCHASER
                   DIRECTORS AND EXECUTIVE OFFICERS OF FEDEX

   The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of FedEx are set forth below. References herein to "FedEx" mean FedEx Corporation and references to "FedEx Express" mean its subsidiary, Federal Express Corporation. Unless otherwise indicated below, the business address of each director and officer is c/o FedEx Corporation, 942 South Shady Grove Road, Memphis, TN. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with FedEx. None of the directors and officers of FedEx listed below has, during the past five years, (i) been convicted in a criminal proceeding or
(ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States, except for Paul S. Walsh, who is a British citizen.

1. Directors of FedEx

                                     Current Principal Occupation or Employment
                Name                      and Five-Year Employment History
                ----                -------------------------------------------
 James L. Barksdale...............  Managing Partner, The Barksdale Group, a
                                    venture capital firm, from April 1999 to
                                    present; President and Chief Executive
                                    Officer of Netscape Communications
                                    Corporation, a provider of software,
                                    services and Web site resources to Internet
                                    users, from January 1995 to March 1999;
                                    President, Chief Executive Officer and
                                    Chief Operating Officer of AT&T Wireless
                                    Services (formerly McCaw Cellular
                                    Communications, Inc. (collectively,
                                    "McCaw")), a cellular telecommunications
                                    company, from September 1994 to January
                                    1995; President and Chief Operating Officer
                                    of McCaw from January 1992 to September
                                    1994; Executive Vice President and Chief
                                    Operating Officer of FedEx Express from
                                    April 1983 to January 1992; Director of
                                    FedEx Express from April 1983 to October
                                    1991; Senior Vice President-Data Systems of
                                    FedEx Express from February 1979 to April
                                    1983. Director, America Online, Inc.,
                                    HomeGrocer.com, Inc., Liberate
                                    Technologies, The Robert Mondavi
                                    Corporation, Sun Microsystems, Inc. and
                                    3Com Corporation.
 Robert L. Cox....................  Partner, Waring Cox, a law firm, for more than the past five years; Secretary of
                                    FedEx Express from June 1971 to September
                                    1993.
 Ralph D. DeNunzio................  President of Harbor Point Associates, Inc.,
                                    a private investment and consulting firm,
                                    since October 1987. Director, Harris
                                    Corporation and NIKE, Inc.
 Judith L. Estrin.................  President and Chief Executive Officer of
                                    Packet Design, Inc., an Internet technology
                                    company, since May 2000; Senior Vice
                                    President and Chief Technology Officer of
                                    Cisco Systems, Inc., a networking systems
                                    company, from April 1998 to April 2000;
                                    President and Chief Executive Officer of
                                    Precept Software, Inc., a computer software
                                    company, from March 1995 to April 1998;
                                    Consultant from September 1994 to March
                                    1995. Director, Sun Microsystems, Inc. and
                                    The Walt Disney Company.

                                     Current Principal Occupation or Employment
                Name                      and Five-Year Employment History
                ----                -------------------------------------------
 Philip Greer.....................  Senior Managing Director of Weiss, Peck &
                                    Greer, L.L.C., an investment management
                                    firm, since 1995; General Partner of Weiss,
                                    Peck & Greer from 1970 to 1995. Director,
                                    Network Computing Devices, Inc. and The
                                    Robert Mondavi Corporation.
 J. R. Hyde, III..................  Chairman of Pittco Management, LLC, an
                                    investment management company, since
                                    January 1998; President of Pittco, Inc., an
                                    investment company, since April 1989;
                                    Chairman of AutoZone, Inc., an auto parts
                                    retail chain, from May 1986 to March 1997;
                                    Chief Executive Officer of AutoZone, Inc.
                                    from May 1986 to December 1996. Director,
                                    AutoZone, Inc.
 Shirley A. Jackson...............  President of Rensselaer Polytechnic
                                    Institute, a technological university,
                                    since July 1999; Chairman and Commissioner
                                    of the United States Nuclear Regulatory
                                    Commission from July 1995 to June 1999;
                                    Commissioner of the United States Nuclear
                                    Regulatory Commission from May 1995 to July
                                    1995; Professor of Physics at Rutgers
                                    University from July 1991 to May 1995.
                                    Director, Newport News Shipbuilding Inc.,
                                    Sealed Air Corporation, USX Corporation and
                                    UtiliCorp United Inc.
 George J. Mitchell...............  Special Counsel to Verner, Liipfert,
                                    Bernhard, McPherson and Hand, a law firm,
                                    since January 1995; Member of the United
                                    States Senate from May 1980 to January
                                    1995. Director, Casella Waste Systems,
                                    Inc., Staples, Inc., Starwood Hotels &
                                    Resorts Worldwide, Inc., Unilever PLC,
                                    UnumProvident Corporation, The Walt Disney
                                    Company and Xerox Corporation.
 Joshua I. Smith..................  Vice Chairman and President of iGate, Inc.,
                                    a broadband networking company, since June
                                    2000; Chairman, President and Chief
                                    Executive Officer of The MAXIMA
                                    Corporation, an information and data
                                    processing firm, from 1978 to June 2000.
                                    The MAXIMA Corporation filed for
                                    reorganization in federal bankruptcy court
                                    in June 1998. Director, The Allstate
                                    Corporation, CardioComm Solutions Inc. and
                                    Caterpillar Inc.
 Frederick W. Smith...............  Chairman, President and Chief Executive
                                    Officer of FedEx since January 1998;
                                    Chairman of FedEx Express since 1975;
                                    Chairman, President and Chief Executive
                                    Officer of FedEx Express from 1983 to
                                    January 1998; Chief Executive Officer of
                                    FedEx Express from 1977 to January 1998;
                                    President of FedEx Express from 1971 to
                                    1975. Director, Value America, Inc.
 Paul S. Walsh....................  Group Chief Operating Officer of Diageo
                                    plc, a consumer food and beverage company,
                                    since January 2000; Chairman, President and
                                    Chief Executive Officer of The Pillsbury
                                    Company, a wholly-owned subsidiary of
                                    Diageo plc, from April 1996 to January
                                    2000; Chief Executive Officer of The
                                    Pillsbury Company from January 1992 to
                                    April 1996. Director, Ceridian Corporation
                                    and Diageo plc.
 Peter S. Willmott................  Chairman and Chief Executive Officer of
                                    Willmott Services, Inc., a retail and
                                    consulting firm, since June 1989; Chief
                                    Executive Officer and President of Zenith
                                    Electronics Corporation, an electronics
                                    manufacturing company, from July 1996 to
                                    January 1998 (Zenith Electronics
                                    Corporation filed for reorganization in
                                    federal bankruptcy court in August 1999);
                                    President and Chief Operating Officer of
                                    FedEx Express from September 1980 to May
                                    1983; Executive Vice President of FedEx
                                    Express from 1977 to 1980; Senior Vice
                                    President-Finance and Administration of
                                    FedEx Express from 1974 to 1977. Director,
                                    Security Capital Group Incorporated.

2. Executive Officers of FedEx

                                     Current Principal Occupation or Employment
                Name                      and Five-Year Employment History
                ----                -------------------------------------------
 Robert B. Carter.................  Executive Vice President and Chief
                                    Information Officer of FedEx since June
                                    2000; Corporate Vice President and Chief
                                    Technology Officer of FedEx from February
                                    1998 to June 2000; Vice President--
                                    Corporate Systems Development of FedEx
                                    Express from September 1993 to February
                                    1998; Managing Director--Systems
                                    Development of FedEx Express from April
                                    1993 to September 1993.
 T. Michael Glenn.................  Executive Vice President--Market
                                    Development and Corporate Communications of
                                    FedEx since January 1998; Senior Vice
                                    President--Marketing, Customer Service and
                                    Corporate Communications of FedEx Express
                                    from June 1994 to January 1998; Senior Vice
                                    President--Marketing and Corporate
                                    Communications of FedEx Express from
                                    December 1993 to June 1994; Senior Vice
                                    President--Worldwide Marketing Catalog
                                    Services and Corporate Communications of
                                    FedEx Express from June 1993 to December
                                    1993; Senior Vice President--Catalog and
                                    Remail Services of FedEx Express from
                                    September 1992 to June 1993; Vice
                                    President--Marketing of FedEx Express from
                                    August 1985 to September 1992; and various
                                    management positions in sales and marketing
                                    and senior sales specialist of FedEx
                                    Express from 1981 to 1985.
 Alan B. Graf, Jr.................  Executive Vice President and Chief
                                    Financial Officer of FedEx since January
                                    1998; Executive Vice President and Chief
                                    Financial Officer of FedEx Express from
                                    February 1996 to January 1998; Senior Vice
                                    President and Chief Financial Officer of
                                    FedEx Express from December 1991 to
                                    February 1996; Vice President and Treasurer
                                    of FedEx Express from August 1987 to
                                    December 1991; and various management
                                    positions in finance and a senior financial
                                    analyst of FedEx Express from 1980 to 1987.
 James S. Hudson..................  Corporate Vice President--Strategic
                                    Financial Planning and Control and
                                    Principal Accounting Officer of FedEx since
                                    January 1998; Vice President--Corporate and
                                    Strategic Financial Planning of FedEx
                                    Express from January 1997 to January 1998;
                                    Vice President, Controller and Chief
                                    Accounting Officer of FedEx Express from
                                    December 1994 to January 1997; Vice
                                    President-Finance--Europe, Africa and
                                    Mediterranean of FedEx Express from July
                                    1992 to December 1994; and various
                                    management positions in finance at FedEx
                                    Express from 1974 to 1992.
 Kenneth R. Masterson.............  Executive Vice President, General Counsel
                                    and Secretary of FedEx since January 1998;
                                    Executive Vice President, General Counsel
                                    and Secretary of FedEx Express from
                                    February 1996 to January 1998; Senior Vice
                                    President, General Counsel and Secretary of
                                    FedEx Express from September 1993 to
                                    February 1996; Senior Vice President and
                                    General Counsel of FedEx Express from
                                    February 1981 to September 1993; and Vice
                                    President--Legal of FedEx Express from
                                    January 1980 to February 1981.
 Frederick W. Smith...............  Chairman, President and Chief Executive
                                    Officer of FedEx since January 1998;
                                    Chairman of FedEx Express since 1975;
                                    Chairman, President and Chief Executive
                                    Officer of FedEx Express from April 1993 to
                                    January 1998; Chief Executive Officer of
                                    FedEx Express from 1977 to January 1998;
                                    and President of FedEx Express from June
                                    1971 to February 1975.

                 DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

   The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated below, the business address of each director and officer is c/o FedEx Corporation, 942 South Shady Grove Road, Memphis, TN. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Purchaser. None of the directors and officers of Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

1. Directors of Purchaser

                                     Current Principal Occupation or Employment
                Name                      and Five-Year Employment History
                ----                -------------------------------------------
 Robert B. Carter.................  Executive Vice President and Chief
                                    Information Officer of FedEx since June
                                    2000; Corporate Vice President and Chief
                                    Technology Officer of FedEx from February
                                    1998 to June 2000; Vice President--
                                    Corporate Systems Development of FedEx
                                    Express from September 1993 to February
                                    1998; Managing Director--Systems
                                    Development of FedEx Express from April
                                    1993 to September 1993.
 T. Michael Glenn.................  Executive Vice President--Market
                                    Development and Corporate Communications of
                                    FedEx since January 1998; Senior Vice
                                    President--Marketing, Customer Service and
                                    Corporate Communications of FedEx Express
                                    from June 1994 to January 1998; Senior Vice
                                    President--Marketing and Corporate
                                    Communications of FedEx Express from
                                    December 1993 to June 1994; Senior Vice
                                    President--Worldwide Marketing Catalog
                                    Services and Corporate Communications of
                                    FedEx Express from June 1993 to December
                                    1993; Senior Vice President--Catalog and
                                    Remail Services of FedEx Express from
                                    September 1992 to June 1993; Vice
                                    President--Marketing of FedEx Express from
                                    August 1985 to September 1992; and various
                                    management positions in sales and marketing
                                    and senior sales specialist of FedEx
                                    Express from 1981 to 1985.
 Alan B. Graf, Jr.................  Executive Vice President and Chief
                                    Financial Officer of FedEx since January
                                    1998; Executive Vice President and Chief
                                    Financial Officer of FedEx Express from
                                    February 1996 to January 1998; Senior Vice
                                    President and Chief Financial Officer of
                                    FedEx Express from December 1991 to
                                    February 1996; Vice President and Treasurer
                                    of FedEx Express from August 1987 to
                                    December 1991; and various management
                                    positions in finance and a senior financial
                                    analyst of FedEx Express from 1980 to 1987.
 Kenneth R. Masterson.............  Executive Vice President, General Counsel
                                    and Secretary of FedEx since January 1998;
                                    Executive Vice President, General Counsel
                                    and Secretary of FedEx Express from
                                    February 1996 to January 1998; Senior Vice
                                    President, General Counsel and Secretary of
                                    FedEx Express from September 1993 to
                                    February 1996; Senior Vice President and
                                    General Counsel of FedEx Express from
                                    February 1981 to September 1993; and Vice
                                    President--Legal of FedEx Express from
                                    January 1980 to February 1981.

                                         Current Principal Occupation or
                                                   Employment
                Name                    and Five-Year Employment History
                ----                ----------------------------------------
 Frederick W. Smith...............  Chairman, President and Chief Executive
                                    Officer of FedEx since January 1998;
                                    Chairman of FedEx Express since 1975;
                                    Chairman, President and Chief Executive
                                    Officer of FedEx Express from 1983 to
                                    January 1998; Chief Executive Officer of
                                    FedEx Express from 1977 to January 1998;
                                    President of FedEx Express from 1971 to
                                    1975. Director, Value America, Inc.

2. Executive Officers of Purchaser

                                     Current Principal Occupation or Employment
                Name                      and Five-Year Employment History
                ----                -------------------------------------------
 Kenneth R. Masterson.............  President and Secretary of Purchaser since
                                    November 2000. Executive Vice President,
                                    General Counsel and Secretary of FedEx
                                    since January 1998; Executive Vice
                                    President, General Counsel and Secretary of
                                    FedEx Express from February 1996 to January
                                    1998; Senior Vice President, General
                                    Counsel and Secretary of FedEx Express from
                                    September 1993 to February 1996; Senior
                                    Vice President and General Counsel of FedEx
                                    Express from February 1981 to September
                                    1993; and Vice President--Legal of FedEx
                                    Express from January 1980 to February 1981.

                                                                        ANNEX II

                                                               November 12, 2000

Board of Directors
American Freightways Corporation
2200 Forward Drive
Harrison, Arkansas 72601

Members of the Board:

   You have asked us to advise you with respect to the fairness to the holders of common stock, par value $0.01 per share ("Company Common Stock"), of American Freightways Corporation (the "Company") from a financial point of view of the Consideration (as defined below) to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of November 12, 2000 (the "Merger Agreement"), by and among the Company, FedEx Corporation (the "Acquiror") and FDX, Inc., a wholly owned subsidiary of the Acquiror ("Merger Sub"). Pursuant to the Merger Agreement (i) Merger Sub will commence a tender offer (the "Tender Offer") for 50.1% of the outstanding shares of Company Common Stock at a price of $28.13 per share, in cash (the "Cash Consideration") and (ii) following consummation of the Tender Offer, Merger Sub will be merged with the Company (the "Merger" and, together with the Tender Offer, the "Transaction"), the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of Company Common Stock (other than shares owned by the Acquiror, the Company and their subsidiaries) will be converted into the right to receive a number of shares of common stock, par value $0.10 per share of the Acquiror ("Acquiror Common Stock"), equal to the ratio determined by dividing $28.13 by the average closing price per share of Acquiror Common Stock for the ten (10) trading days selected by the Acquiror and the Company by lot out of the 20 trading days ending on and including the fifth trading day prior to the date the Merger becomes effective (such number of shares of Acquiror Common Stock, the "Stock Consideration" and, together with the Cash Consideration, the "Consideration").

   In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and the Acquiror, as well as the Merger Agreement and certain related documents. We have also reviewed certain other information, including financial forecasts, provided to or discussed with us by the Company and the Acquiror and have discussed the business and prospects of the Company and the Acquiror with the Company's and the Acquiror's management. We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared those data with similar data for other publicly held companies in businesses similar to the Company and the Acquiror and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

   In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. We have assumed that the financial forecasts provided to us by the Company have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the Company's management as to the future financial performance of the Company, and we have been advised by management of the Acquiror and have assumed that the publicly available forecasts with respect to the Acquiror discussed with us represent reasonable estimates as to the future financial performance of the Acquiror. You also have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to the actual value of Acquiror Common Stock when issued to holders of Company Common Stock pursuant to the Merger or the prices at which such shares will trade at any time. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

   We and our affiliate, Donaldson, Lufkin & Jenrette Securities Corporation, have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a portion of which will be paid in connection with the delivery of this opinion and a significant portion of which is contingent upon the consummation of the Tender Offer. In the past, we or our affiliates have provided certain financial and investment banking services to the Company and have received compensation for such services. In the ordinary course of business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Transaction and does not constitute a recommendation to any holder of Company Common Stock whether or not such holder should tender shares pursuant to the Tender Offer or how such holder should vote or act on any matter relating to the Merger.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair to such holders (other than the Acquiror and its affiliates) from a financial point of view.

                                          Very truly yours,

                                          Credit Suisse First Boston
                                          Corporation

                                                 /s/ L. Price Blackford
                                          By: _________________________________
                                                   L. Price Blackford
                                                    Managing Director

                                                                  EXHIBIT (a)(3)

                                                              November 20, 2000

Dear Shareholder:

   As you know, American Freightways Corporation has entered into a merger agreement providing for the acquisition of American Freightways by FedEx Corporation ("FedEx"). In accordance with the merger agreement, FedEx, through its wholly-owned subsidiary, FDX, Inc., has today commenced a tender offer to purchase up to 50.1% of the outstanding shares of American Freightways common stock for $28.13 per share in cash.

   The tender offer is conditioned upon, among other things, (i) a number of shares which represents 50.1% of American Freightways' outstanding shares being validly tendered and not withdrawn prior to the expiration of the offer and (ii) the waiting periods under applicable antitrust laws having expired or been terminated. The tender offer will be followed by a merger in which each share of American Freightways common stock not purchased in the tender offer will be converted into the right to receive that number of shares of FedEx common stock determined by dividing $28.13 by the average closing price per share of FedEx common stock for a defined period of trading days prior to the closing of the merger.

   Your Board of Directors, by unanimous vote, has approved the merger agreement and the transactions contemplated by it, including the offer and the merger, and has determined that the offer and the merger are fair to, and in the best interests of, the shareholders of American Freightways and recommends that shareholders of American Freightways who desire to receive cash for their shares accept the offer and tender their shares pursuant to the offer.

   In arriving at its recommendation, the Board of Directors considered a number of factors, which are described in the attached Schedule 14D-9, including, among other things, the written opinion of American Freightways' financial advisor, Credit Suisse First Boston Corporation ("CSFB"), that, as of the date of the opinion, the consideration to be received pursuant to the offer and the merger is fair to American Freightways shareholders from a financial point of view. A copy of CSFB's written opinion, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken, can be found in Annex II to the
Schedule 14D-9. You should read the opinion carefully and in its entirety.

   In addition to the attached Schedule 14D-9 relating to the offer, also enclosed are FedEx's Offer to Purchase, dated November 20, 2000, and related materials to be used for tendering your shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. I urge you to read all the enclosed materials carefully.

                                          Very truly yours,

                                          /s/ F.S. (Sheridan) Garrison

                                          F.S. (Sheridan) Garrison
                                          Chairman